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PROSPECTUS SUPPLEMENT
(To Prospectus Dated September 3, 2004)

1,200,000 Shares

Alexandria Real Estate Equities, Inc.
Common Stock
$83.00 per share

        We are selling 1,200,000 shares of our common stock, par value $0.01 per share. Our common stock is listed on the New York Stock Exchange under the symbol "ARE." On September 19, 2005, the last reported sale price of our common stock on the New York Stock Exchange was $84.32 per share. The underwriter may also purchase up to 180,000 additional shares of our common stock from us at the initial public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 4 of the accompanying prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$83.00	$99,600,000
Underwriting Discount	$2.00	$2,400,000
Proceeds to Us (before expenses)	$81.00	$97,200,000

        The underwriter expects that the shares of our common stock will be ready for delivery on or about September 23, 2005.

A.G. Edwards

September 20, 2005

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. Neither we nor the underwriter have authorized anyone to provide you with any different information. Neither we nor the underwriter are offering to sell the securities, or seeking offers to buy the securities, in any jurisdiction where offers or sales are not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of its respective date or on the date which is specified in those documents. Our business, financial condition, results of operations and prospects may have changed since any such date.

Prospectus Supplement
Forward-Looking Statements	ii
Summary	S-1
Alexandria Real Estate Equities, Inc	S-3
Properties	S-7
Use of Proceeds	S-12
Capitalization	S-13
Selected Financial Data	S-14
Federal Income Tax Considerations	S-17
Underwriting	S-20
Legal Matters	S-22
Experts	S-22
Prospectus
Additional Information	1
Incorporation of Certain Documents by Reference	2
Alexandria Real Estate Equities, Inc.	3
Risk Factors	4
Use of Proceeds	5
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	5
Description of Capital Stock	6
Warrants	10
Description of Debt Securities	11
Global Securities	16
Provisions of Maryland Law and Our Charter and Bylaws	19
Federal Income Tax Considerations	23
Plan of Distribution	34
Legal Matters	35
Experts	35

i

FORWARD-LOOKING STATEMENTS

        This prospectus supplement and the accompanying prospectus contain or incorporate by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify the forward-looking statements by their use of forward-looking words, such as "believes," "expects," "may," "will," "should," "seeks," "intends," "plans," "estimates" or "anticipates," or the negative of those words or similar words. Forward-looking statements involve inherent risks and uncertainties regarding events, conditions and financial trends that may affect our future plans of operation, business strategy, results of operations and financial position. A number of important factors could cause actual results to differ materially from those included within or contemplated by such forward-looking statements, including, but not limited to, our lack of industry diversification, our dependence on tenants in the life science industry, our rapid growth, our lack of geographic diversification and other considerations related to real estate financing, acquisition, redevelopment and development. For a discussion of these and other factors that could cause actual results to differ from those contemplated in the forward-looking statements, please see the discussion under "Risk Factors" contained in the accompanying prospectus and the other information contained in our publicly available filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2004. We do not undertake any responsibility to update any of these factors or to announce publicly any revisions to forward-looking statements, whether as a result of new information, future events or otherwise.

ii

SUMMARY

        The following summary may not contain all of the information that is important to you. You should read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus carefully before deciding whether to invest in our common stock. In this prospectus supplement and the accompanying prospectus, unless otherwise indicated, the "company," "we," "us" and "our" refer to Alexandria Real Estate Equities, Inc. and its consolidated subsidiaries. Unless otherwise indicated, the information in this prospectus supplement assumes that the underwriter does not exercise the over-allotment option described in "Underwriting."

Alexandria Real Estate Equities, Inc.

Overview

        We are a publicly-traded real estate investment trust, or REIT, focused primarily on the ownership, operation, management, acquisition and selective redevelopment and development of high quality, strategically located life science properties designed and improved for lease primarily to institutional, pharmaceutical, biotechnology, life science product, service, biodefense and translational research entities, as well as related government agencies. Our properties leased to tenants in the life science industry typically consist of suburban office buildings containing scientific research and development laboratories and other improvements that are generic to tenants operating in the life science industry.

        At June 30, 2005:

  •
  we owned 125 properties, containing approximately 8.1 million rentable square feet of office/laboratory space;

  •
  our properties were located in leading life science markets, including the San Diego, Pasadena and San Francisco Bay areas of California; Seattle, Washington; Suburban Washington D.C. (including Maryland and Virginia); Eastern Massachusetts; New Jersey/Suburban Philadelphia; the Southeast (including North Carolina and Georgia) and in Canada;

  •
  our properties, excluding 14 properties in our redevelopment program containing approximately 1,011,000 square feet (of which approximately 530,000 square feet were under redevelopment and 481,000 square feet were leased), were approximately 94.7% leased at an average annualized net effective rent per leased square foot of $23.63, with a significant portion of the vacant space at our properties being office or warehouse space;

  •
  we had 276 leases with 235 tenants, with our largest single tenant, ZymoGenetics, Inc., accounting for 4.6% of our annualized base rent; and

  •
  approximately 84% of our leases (on a square footage basis) were triple net leases, requiring tenants to pay substantially all real estate taxes and insurance, common area and other operating expenses (including increases thereto) in addition to base rent, and, in addition to our triple net leases, approximately 6% of our leases (on a square footage basis) required the tenants to pay a majority of operating expenses.

Business Strategy

        We seek to maximize growth in funds from operations, or FFO, and cash available for distribution to stockholders through ownership, operation, management, acquisition and selective redevelopment and development of life science properties. In particular, we seek to increase FFO and cash available for distribution by:

  •
  acquiring high quality life science properties in our life science markets at prices that will enable us to realize attractive returns;

  •
  redeveloping existing or newly acquired office, warehouse or vacant space into generic laboratory space that can be leased at higher rental rates;

  •
  selectively developing properties, primarily on a build-to-suit basis;

  •
  retenanting and releasing space within our portfolio at higher rental rates and with minimal non-revenue enhancing tenant improvement costs;

  •
  realizing contractual rental rate escalations, which are currently provided for in approximately 89% of our leases;

  •
  leasing vacant space to improve overall portfolio occupancy;

  •
  implementing effective cost control measures, including negotiating pass-through provisions in tenant leases for operating expenses and certain capital expenditures; and

  •
  managing the level of debt on our balance sheet and our exposure to floating rate debt.

Recent Developments

        In August 2005, we announced that we were selected by the City of New York, pursuant to a Conditional Designation Letter, to develop the East River Science Park, which is designed to be New York City's destination for clustering of commercial life science entities. This project is the centerpiece of the City's plan to increase its ability to attract, retain and grow a broad and diversified spectrum of entities in the commercial life science sector. Upon completion, the mixed-use campus will encompass approximately 4.5 acres comprising more than 870,000 square feet.

        The campus will be developed in two phases. The first phase encompasses the building of two laboratory and office towers approximating 540,000 square feet of space. The project's second phase calls for an approximately 330,000 square-foot laboratory/office building located on a parcel of land north of the site.

ALEXANDRIA REAL ESTATE EQUITIES, INC.

General

        We are a Maryland corporation formed in October 1994 that has elected to be taxed as a REIT for federal income tax purposes beginning with our taxable year ended December 31, 1996. We are engaged primarily in the ownership, operation, management, acquisition and selective redevelopment and development of high quality, strategically located life science properties designed and improved for lease primarily to institutional, pharmaceutical, biotechnology, life science product, service, biodefense, and translational research entities, as well as related government agencies. Our properties leased to tenants in the life science industry typically consist of suburban office buildings containing scientific research and development laboratories and other improvements that are generic to tenants operating in the life science industry.

        We have achieved significant growth since the completion of our initial public offering in May 1997. From June 30, 1997 through June 30, 2005, we have achieved the following:

  •
  an increase in our portfolio of properties from 15 properties with approximately 1.5 million rentable square feet of space to 125 properties with approximately 8.1 million rentable square feet of space;

  •
  a 31.7% compound annual growth rate in total assets, from $230 million to $2.1 billion;

  •
  a 33.4% compound annual growth rate in total market capitalization, from $305 million to $3.1 billion; and

  •
  a 22.0% compound annual growth rate in FFO, from $5.5 million for the three months ended September 30, 1997 to $25.5 million for the three months ended June 30, 2005.

        From our initial public offering (as of May 27, 1997) through June 30, 2005, we also achieved a 23.2% compound annual investment return (assumes reinvestment of dividends).

Business and Growth Strategy

        We focus our property operations and investment activities primarily in the following life science markets:

  •
  California (in the San Diego, Pasadena and San Francisco Bay areas);

  •
  Seattle, Washington;

  •
  Suburban Washington D.C. (including Maryland and Virginia);

  •
  Eastern Massachusetts;

  •
  New Jersey and Suburban Philadelphia;

  •
  the Southeast (including North Carolina and Georgia); and

  •
  Canada.

        Each of these areas is an important market for the life science industry. To facilitate research and development, technology transfer and recruitment of scientific professionals, life science industry companies generally cluster near major scientific research institutions, universities and government agencies, all of which drive demand for life science properties suitable for such tenants. As a result, we focus our operations and acquisition activities principally in a limited number of target markets where we believe life science industry tenants tend to cluster.

        The multibillion dollar life science industry comprises some of the most stable and growing segments of the U.S. economy and includes thousands of public and private companies and scientific research institutions engaged principally in the research, development, testing, manufacture, sale and regulation of pharmaceuticals, medical devices, laboratory instrumentation and other related applications. Properties leased to tenants in the life science industry typically consist of buildings containing scientific research and development laboratories and other improvements that are generic to tenants operating in the life science industry. Unlike traditional office space, the location of and improvements to life science properties are generally considered essential to a tenant's business. We believe that, as a result of these factors, occupancy levels in life science properties within our target life science markets generally have been higher, and tenant turnover has been lower, than in traditional office properties.

        We are led by a senior management team with extensive experience in both the real estate and life science industries and are supported by a highly experienced board of directors. Our management team includes Joel S. Marcus, our Chief Executive Officer, who has over 31 years of experience in the real estate and life science industries, as well as significant capital markets experience; James H. Richardson, our President, who has over 21 years of experience in the real estate industry, and has specialized for much of his career in the acquisition, management and leasing of life science properties; Dean A. Shigenaga, our Chief Financial Officer, who has over 11 years of experience in finance, accounting and real estate; and Vincent R. Ciruzzi, our Senior Vice President of Construction and Development, who has over 15 years of experience in development, real estate construction and project management.

        We believe that we have achieved favorable returns on our life science properties as a result of:

  •
  the continued demand by tenants for life science properties;

  •
  the constrained supply and lack of speculative development of life science properties due, in part, to the expertise generally required to develop and manage this property type and the high barriers to entry into the life science markets;

  •
  the highly fragmented and inefficient market for ownership of life science properties;

  •
  our adherence to strict evaluation criteria and due diligence reviews when assessing prospective properties and tenants; and

  •
  our knowledge and understanding of both the life science industry and its tenants and the real estate industry.

        Additionally, we believe that the personal and business relationships that our management team and members of our board of directors have developed over time within the real estate and life science industries have contributed significantly to our ability to identify and consummate favorable acquisitions, redevelopments and developments, and to lease space to targeted high quality life science industry tenants. We believe that we are the preeminent real estate investment trust focused primarily on the ownership, operation, management, acquisition and selective redevelopment and development of life science properties.

        We seek to maximize growth in FFO and cash available for distribution to stockholders through ownership, operation, management, acquisition and selective redevelopment and development of life science properties, as well as management of our balance sheet. In particular, we seek to increase FFO and cash available for distribution by:

  •
  acquiring high quality life science properties at prices that enable us to realize attractive returns;

  •
  redeveloping existing office, warehouse or vacant space or newly acquired properties into generic laboratory space that can be leased at higher rental rates in our target life science markets;

  •
  selectively developing properties on a build-to-suit basis;

  •
  retenanting and releasing space within our portfolio at higher rates and with minimum non-revenue enhancing tenant improvement costs;

  •
  realizing contractual rental rate escalations, which are currently provided for in approximately 89% of our leases;

  •
  implementing effective cost control measures, including negotiating pass-through provisions in tenant leases for operating expenses and certain capital expenditures; and

  •
  managing the level of debt on our balance sheet and our exposure to floating rate debt.

Acquisitions

        We seek to identify and acquire high quality life science properties in our target life science markets. Critical evaluation of prospective property acquisitions is an essential component of our acquisition strategy. When evaluating acquisition opportunities, we assess a full range of matters relating to the properties, including:

  •
  location of the property and our strategy in the relevant market;

  •
  quality of existing and prospective tenants;

  •
  condition and capacity of the building infrastructure;

  •
  quality and generic characteristics of laboratory facilities;

  •
  physical condition of the vacant structure and common area improvements;

  •
  opportunities available for leasing vacant space and for retenanting occupied space; and

  •
  opportunities to redevelop existing space into higher rent generic laboratory space.

Redevelopment

        We seek to enhance our growth by redeveloping existing office, warehouse or vacant space as generic laboratory space that can be leased at higher rates. As of June 30, 2005, we had 14 properties in our redevelopment program that contained a total of approximately 1,011,000 square feet. Of this total, approximately 530,000 square feet are under redevelopment and currently vacant, and the remaining 481,000 square feet are currently leased. We have also identified approximately 1.0 million rentable square feet of additional space in our existing portfolio for potential redevelopment.

Development

        Our development strategy is primarily to pursue selective build-to-suit projects where we expect to achieve investment returns that will equal or exceed our returns on acquisitions. We generally have undertaken build-to-suit projects only if our investment in infrastructure will be substantially made for generic, rather than tenant specific, improvements. As of June 30, 2005, we had four parcels of land under development for approximately 217,000 rentable square feet of office/laboratory space. In addition, we own parcels of land and may expand existing properties, representing an aggregate future development potential of approximately 4.6 million rentable square feet of office/laboratory space.

Internal Growth

        We seek to achieve internal growth from several sources. For example, we seek to:

  •
  include rental rate escalation provisions in our leases;

  •
  improve investment returns through leasing of vacant space and replacement of existing tenants with new tenants at higher rental rates;

  •
  achieve higher rental rates from existing tenants as existing leases expire;

  •
  redevelop existing and/or newly acquired space to higher rent, generic laboratory space; and

  •
  implement effective cost control measures, including negotiating pass-through provisions in tenant leases for operating expenses and certain capital expenditures.

        Our ability to negotiate contractual rent escalations in future leases and to achieve increases in rental rates will depend upon market conditions and the demand for life science properties at the time the leases are negotiated and the increases are proposed.

Financing and Working Capital

        We believe that cash provided by operations and our unsecured line of credit and unsecured term loan will be sufficient to fund our working capital requirements. We generally expect to finance future acquisitions and redevelopment and development projects through our unsecured line of credit and unsecured term loan and, then, to refinance some or all of that indebtedness periodically with additional equity or debt capital. We may also issue shares of our common stock, preferred stock or interests in our subsidiaries to fund future operations.

        We seek to maintain a balance between the amounts of our fixed and variable rate debt with a view to moderating our exposure to interest rate risk. We also use financial instruments, such as interest rate swap agreements, to hedge a portion of our exposure to the variable interest rates associated with our unsecured line of credit and our unsecured term loan. Interest rate swap agreements involve an exchange of fixed and floating interest payments without the exchange of the underlying principal or "notional amount." Interest received under our current interest rate swap agreements is based on the one-month London interbank offered rate, or LIBOR.

PROPERTIES

General

        As of June 30, 2005, we owned 125 properties comprising approximately 8.1 million rentable square feet of office/laboratory space. Excluding properties under redevelopment, our properties were approximately 94.7% leased as of June 30, 2005. Our properties, some of which consist of multiple facilities, range in size up to 284,000 square feet, are built to accommodate single or multiple tenants and are generally one or two story concrete tilt-up, block and/or steel frame structures. The exteriors typically resemble traditional suburban office properties, but the interior infrastructures are designed to accommodate the needs of life science industry tenants. These improvements typically are generic to life science industry tenants rather than being specific to a particular tenant. As a result, we believe that the improvements have long-term value and utility and are usable by a wide range of life science industry tenants. Generic infrastructure improvements to our life science properties typically include:

  •
  reinforced concrete floors;

  •
  upgraded roof loading capacity;

  •
  increased floor to ceiling heights;

  •
  heavy-duty HVAC systems;

  •
  enhanced environmental control technology;

  •
  significantly upgraded electrical, gas and plumbing infrastructure; and

  •
  laboratory benches.

        We own a fee simple interest in each of our properties, except for the following ten properties that account for approximately 9% of the total rentable square footage of our properties:

  •
  three properties in the San Francisco Bay area (Harbor Bay Parkway #2, Harbor Bay Parkway #3 and Harbor Bay Parkway #4), in which we own a commercial condominium interest, together with an undivided interest in the common areas of the project of which the property is a part; and

  •
  the properties at Garcia Avenue & Bayshore Parkway, Hanover Street, Alexander Road, Charlestown Navy Yard, Virginia Manor Road, Porter Drive, and Medical Center Drive, in which we own ground leasehold interests.

        As of June 30, 2005, we had 276 leases with a total of 235 tenants, and 71 of our 125 properties were single-tenant properties. Leases in our multi-tenant buildings typically have terms of three to seven years, while the single-tenant building leases typically have initial terms of 10 to 20 years. As of June 30, 2005:

  •
  approximately 84% of our leases (on a square footage basis) were triple net leases, requiring tenants to pay substantially all real estate taxes and insurance, common area and other operating expenses (including increases thereto) in addition to base rent, and, in addition to our triple net leases, approximately 6% of our leases (on a square footage basis) required the tenants to pay a majority of operating expenses;

  •
  approximately 89% of our leases (on a square footage basis) contained effective annual rent escalations that are either fixed (generally ranging from 3% to 3.5%) or indexed based on a consumer price index or other index; and

  •
  approximately 89% of our leases (on a square footage basis) provided for the recapture of certain capital expenditures (such as HVAC systems maintenance and/or replacement, roof replacement and parking lot resurfacing), which we believe would typically be borne by the landlord in traditional office leases.

        Our leases also typically give us the right to review and approve tenant alterations to the property. Generally, tenant-installed improvements to the properties remain our property after termination of the lease at our election. However, we are permitted under the terms of most of our leases to require that the tenant, at its expense, remove the improvements and restore the premises to their original condition.

        As of June 30, 2005, we managed all of our properties.

        Our largest property (on an annualized base rent basis) represents 3.2% of our annualized portfolio base rent. As of June 30, 2005, the weighted average annualized net effective rent per leased square foot for properties in our portfolio was $23.85.

Location of Properties

        The locations of our properties are diversified among a number of life science markets. The following table sets forth, as of June 30, 2005, the total rentable square footage and annualized base rent of our properties in each of our existing markets (dollars in thousands).

Markets	Number of Properties	Total Rentable Square Footage	% of Total Rentable Square Footage	Annualized Base Rent(1)	% of Annualized Base Rent
California—Pasadena	1	31,343	0.4%	$807	0.4%
California—San Diego	26	1,246,717	15.4	29,339	15.4
California—San Francisco Bay	16	1,127,596	13.9	34,184	17.9
Eastern Massachusetts	21	1,295,685	16.0	33,785	17.7
New Jersey/Suburban Philadelphia	8	501,223	6.2	8,129	4.3
Southeast(2)	9	460,910	5.7	7,482	3.9
Suburban Washington D.C.	32	2,545,634	31.4	50,380	26.4
Washington—Seattle	11	826,189	10.2	24,046	12.6
International—Canada	1	68,000	0.8	2,564	1.4

Total	125	8,103,297	100.0%	$190,716	100.0%

(1)
Annualized base rent means the annualized fixed base rental amount in effect as of June 30, 2005 (using rental revenue computed on a straight-line basis in accordance with GAAP).

(2)
North Carolina and Georgia.

        In addition to the properties presented above, as of June 30, 2005, we owned parcels of land and may expand existing properties representing an aggregate future development potential of approximately 4.6 million rentable square feet of office/laboratory space.

Life Science Sector Diversification

        Our tenant base is broad and diverse within the life science industry and reflects our focus on regional, national and international tenants with substantial financial and operational resources. The following chart shows the annualized net effective rent by tenant business type from our portfolio as of June 30, 2005:

20 Largest Tenants

        Our life science properties are leased to a diverse group of tenants, with no tenant being responsible for more than 4.6% of our annualized base rent. The following table sets forth information regarding leases with our 20 largest tenants based upon annualized base rent as of June 30, 2005:

Tenant		Number of Leases	Remaining Lease Term in Years		Approximate Aggregate Rentable Square Feet	Percentage of Aggregate Leased Square Feet	Annualized Base Rent (in thousands) (1)	Percentage of Aggregate Portfolio Annualized Base Rent	Annualized Net Effective Rent (in thousands) (2)	Percentage of Aggregate Portfolio Net Effective Rent
1.	ZymoGenetics, Inc.	2	13.9		203,369	2.8%	$8,747	4.6%	$8,739	5.1%
2.	Human Genome Sciences, Inc.	4	1.6		267,503	3.7	8,237	4.3	8,080	4.7
3.	Theravance, Inc.	2	6.8		170,244	2.4	6,136	3.2	5,885	3.4
4.	Oscient Pharmaceuticals Corporation	2	3.3	(3)	149,916	2.1	5,413	2.8	5,083	3.0
5.	ID Biomedical Corporation	2	14.8		128,759	1.8	5,329	2.8	5,329	3.1
6.	Merck & Co., Inc.	3	5.3		166,007	2.3	4,451	2.3	4,203	2.4
7.	Quest Diagnostics Incorporated	1	11.5		248,186	3.4	4,341	2.3	4,340	2.5
8.	Infinity Pharmaceuticals, Inc.	2	7.5		67,167	0.9	4,302	2.3	3,460	2.0
9.	Telik, Inc.	1	8.9		91,644	1.3	3,711	1.9	3,608	2.1
10.	Digene Corporation	1	10.3		109,750	1.5	3,483	1.8	3,009	1.8
11.	Fred Hutchinson Cancer Research Center	3	8.3	(4)	116,606	1.6	3,408	1.8	3,250	1.9
12.	ArQule, Inc.	1	9.9		128,325	1.8	3,398	1.8	3,398	2.0
13.	Gene Logic Inc.	4	4.4	(5)	149,168	2.1	3,340	1.8	2,559	1.5
14.	Senomyx, Inc.	1	1.5		86,962	1.2	3,021	1.6	2,888	1.7
15.	Sunesis Pharmaceuticals, Inc.	1	8.0		53,980	0.7	2,813	1.5	2,231	1.3
16.	Amylin Pharmaceuticals, Inc.	2	9.6		86,764	1.2	2,672	1.4	2,401	1.4
17.	Johnson & Johnson	1	7.2		59,000	0.8	2,671	1.4	2,011	1.2
18.	Dendreon Corporation	1	3.5		70,647	1.0	2,533	1.3	2,077	1.2
19.	Applera Corporation	4	2.8	(6)	134,162	1.9	2,493	1.3	2,313	1.3
20.	Bill & Melinda Gates Foundation	1	6.3		121,790	1.7	2,466	1.3	2,309	1.3

	Total/Weighted Average(7)	39	7.3		2,609,949	36.2%	$82,965	43.5%	$77,173	44.9%

(1)
Annualized base rent means the annualized fixed base rental amount in effect as of June 30, 2005 (using rental revenue computed on a straight-line basis in accordance with GAAP).

(2)
Annualized net effective rent is the annualized base rent in effect as of June 30, 2005 (using rental revenue computed on a straight-line basis in accordance with GAAP), less (for gross leases) real estate taxes and insurance, common area and other operating expenses and (for all leases) amortization of tenant improvements and leasing commissions.

(3)
Amount shown is a weighted average of multiple leases with this tenant for 68,460 rentable square feet and 81,456 rentable square feet with remaining lease terms of 5.7 years and 1.4 years, respectively.

(4)
Amount shown is a weighted average of multiple leases with this tenant for 11,162 rentable square feet, 100,295 rentable square feet and 5,149 rentable square feet with remaining lease terms of 1.4 years, 9.4 years and 1.9 years, respectively.

(5)
Amount shown is a weighted average of multiple leases with this tenant for 49,225 rentable square feet, 57,410 rentable square feet, 16,406 rentable square feet and 26,127 rentable square feet with remaining lease terms of 2.4 years, 5.6 years, 4.6 years and 5.7 years, respectively.

(6)
Amount shown is a weighted average of multiple leases with this tenant for 47,777 rentable square feet, 27,745 rentable square feet, 28,640 rentable square feet and 30,000 rentable square feet with remaining lease terms of 0.8 years, 1.1 years, 4.5 years and 6.0 years, respectively.

(7)
Weighted average based on percentage of aggregate leased square feet.

Property and Lease Information

        We believe that the balance in year-to-year lease expirations of our properties improves the stability of our portfolio. The following table is a summary of lease expirations at our properties as of June 30, 2005:

Year of Lease Expiration	Number of Expiring Leases		Square Footage of Expiring Leases	Percentage of Aggregate Portfolio Lease Square Footage	Annualized Base Rent of Expiring Leases (per square foot)
2005	52	(1)	270,012	3.8%	$25.94
2006	53		985,912	13.7	24.33
2007	30		670,587	9.3	26.79
2008	18		422,643	5.9	25.99
2009	26		593,338	8.2	23.37
Thereafter	97		4,256,951	59.1	27.46

(1)
Includes month-to-month leases for approximately 67,000 square feet.

USE OF PROCEEDS

        We expect to receive approximately $96.7 million in net proceeds from the sale of the shares of our common stock in this offering, or approximately $111.3 million if the underwriter's over-allotment option is exercised in full, after payment of our expenses related to this offering and underwriting discounts and commissions. We intend to use the net proceeds from this offering to reduce the outstanding balance on our $500 million unsecured line of credit. We may then borrow from time to time under our unsecured line of credit to provide funds for general working capital and other corporate purposes, including the acquisition of additional life science properties and the redevelopment or development of existing or new properties. As of June 30, 2005, we had an aggregate $639 million of borrowings outstanding on our unsecured line of credit and unsecured term loan at a weighted average interest rate of 4.60%.

CAPITALIZATION

        The following table presents our capitalization on an historical and pro forma basis as of June 30, 2005:

  •
  on an historical basis; and

  •
  on a pro forma basis giving effect to the sale of 1,200,000 shares of common stock in this offering at $83.00 per share and the application of the net proceeds from this offering as described in "Use of Proceeds."

        The information set forth in the following table should be read in conjunction with, and is qualified in its entirety by, the financial statements and the notes thereto included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005, which are incorporated by reference into the accompanying prospectus.

	As of June 30, 2005
	Historical	Pro forma
	(dollars in thousands)
Debt:
Secured notes payable	$662,934	$662,934
Unsecured line of credit and unsecured term loan	639,000	542,300
Stockholders' Equity(1):
9.10% Series B Cumulative Redeemable Preferred Stock, $0.01 par value per share; 2,300,000 shares authorized; 2,300,000 shares issued and outstanding on a historical and pro forma basis; $25.00 liquidation value	57,500	57,500
8.375% Series C Cumulative Redeemable Preferred Stock, $0.01 par value per share; 5,750,000 shares authorized; 5,185,500 shares issued and outstanding on a historical and pro forma basis; $25.00 liquidation value	129,638	129,638
Common stock, $0.01 par value per share; 100,000,000 shares authorized; 21,204,620 and 22,404,620 shares issued and outstanding on an historical and pro forma basis	212	224
Additional paid-in capital	520,261	616,949
Deferred compensation	(12,020)	(12,020)
Retained earnings	93	93
Accumulated other comprehensive income(2)	20,627	20,627

Total capitalization	$2,018,245	$2,018,245

(1)
The information presented does not include 307,577 shares of our common stock that we have reserved for issuance under our Amended and Restated 1997 Stock Award and Incentive Plan. As of June 30, 2005, options to purchase 540,316 shares of our common stock were outstanding and, of those options granted, options to purchase 516,317 shares were exercisable.

(2)
Accumulated other comprehensive income consists of $21,510 of unrealized gains on marketable securities, $(998) of unrealized losses on interest rate swap agreements and $115 of unrealized foreign currency translation gains.

SELECTED FINANCIAL DATA

        The selected financial data set forth below is derived from our unaudited financial statements for the six months ended June 30, 2005 and 2004 and from our audited financial statements for the fiscal years ended December 31, 2004 and 2003. Our unaudited interim results, in the opinion of management, reflect all adjustments (consisting solely of normal recurring adjustments) which are necessary to present fairly the results of our operations for the unaudited interim periods. Our unaudited interim results for the six months ended June 30, 2005 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2005. The following selected financial data should be read in conjunction with the more detailed information contained in the financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, which are incorporated by reference into the accompanying prospectus.

	For the Six Months Ended June 30,(1)		For the Year Ended December 31,(1)
	2005	2004	2004	2003
	(Dollars in thousands)
Operating Data:
Total revenues	$114,256	$86,196	$183,081	$160,354
Total expenses	83,067	58,665	124,645	111,995

Income from continuing operations	31,189	27,531	58,436	48,359
Income from discontinued operations, net	73	1,696	1,759	11,284

Net income	31,262	29,227	60,195	59,643
Dividends on preferred stock	8,045	4,509	12,595	8,898
Preferred stock redemption charge	—	1,876	1,876	—

Net income available to common stockholders	$23,217	$22,842	$45,724	$50,745

Earnings per share—basic:
Continuing operations (net of preferred stock dividends and preferred stock redemption charge)	$1.15	$1.10	$2.28	$2.08
Discontinued operations, net	—	0.09	0.09	0.59

Earnings per share—basic	$1.15	$1.19	$2.37	$2.67

Earnings per share—diluted:
Continuing operations (net of preferred stock dividends and preferred stock redemption charge)	$1.13	$1.08	$2.24	$2.05
Discontinued operations, net	—	0.09	0.09	0.59

Earnings per share—diluted	$1.13	$1.17	$2.33	$2.64

Weighted average shares of common stock outstanding
Basic	20,206,497	19,245,792	19,315,364	18,993,856
Diluted	20,536,039	19,595,337	19,658,759	19,247,790
Cash dividends declared per share of common stock	$1.34	$1.22	$2.52	$2.20

Balance Sheet Data (at period end):
Rental properties, net of accumulated depreciation	$1,613,331	$1,068,493	$1,427,853	$982,297
Total assets	$2,091,696	$1,379,744	$1,872,284	$1,272,577
Secured notes payable, unsecured line of credit and unsecured term loan	$1,301,934	$684,486	$1,186,946	$709,007
Total liabilities	$1,375,385	$775,098	$1,251,811	$765,442
Stockholders' equity	$716,311	$604,646	$620,473	$507,135
Reconciliation of Net Income Available to Common Stockholders to Funds from Operations Available to Common Stockholders:
Net income available to common stockholders(2)	$23,217	$22,842	$45,724	$50,745
Add: Depreciation and amortization(3)	25,892	20,069	42,523	38,901
Subtract: Gain/loss on sales of property(4)	—	(1,627)	(1,627)	(8,286)

Funds from operations available to common stockholders(5)	$49,109	$41,284	$86,620	$81,360

Other Data:
Cash flows from operating activities	$49,180	$34,945	$67,752	$74,847
Cash flows from investing activities	$(206,131)	$(103,902)	$(450,688)	$(139,810)
Cash flows from financing activities	$156,183	$67,002	$381,109	$66,158
Number of properties owned at period end	125	96	114	91
Rentable square feet of properties owned at period end	8,103,297	6,016,167	7,428,434	5,691,520
Occupancy of properties owned at period end	89%	84%	87%	88%
Occupancy of properties owned at period end, excluding properties under redevelopment	95%	94%	95%	94%

(1)
Amounts disclosed for periods prior to 2005 have been reclassified to conform to the current year presentation related to discontinued operations.

(2)
During the second quarter of 2004, we elected to redeem our 9.5% Series A cumulative redeemable preferred stock. Accordingly, in compliance with Emerging Issues Task Force Topic D-42, we recorded a charge of $1,876,000, or $0.10 per share (diluted).

(3)
Includes depreciation and amortization on assets "held for sale" reflected as discontinued operations (for the periods prior to when such assets were designated as "held for sale").

(4)
Gain/loss on sales of property relates to the disposition of a property in the Suburban Washington D.C. market during the first quarter of 2004, the disposition of a property in the Eastern Massachusetts market during the third quarter of 2003, and the disposition of a property in the San Francisco Bay market during the first quarter of 2003. Gain/loss on sales of property is included in the income statement in income from discontinued operations.

(5)
GAAP basis accounting for real estate assets utilizes historical cost accounting and assumes real estate values diminish over time. In an effort to overcome the miscorrelation between real estate values and historical cost accounting for real estate assets, the Board of Governors of the National

  Association of Real Estate Investment Trusts, or NAREIT, established the measurement tool of funds from operations, or FFO. Since its introduction, FFO has become a widely used non-GAAP financial measure by REITs. We believe that FFO is helpful to investors as an additional measure of the performance of an equity REIT. We compute FFO in accordance with standards established by the Board of Governors of NAREIT in its April 2002 White Paper, or the White Paper, and related implementation guidance, which may differ from the methodology for calculating FFO utilized by other equity REITs, and, accordingly, may not be comparable to such other REITs. The White Paper defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. While FFO is a relevant and widely used measure of operating performance for REITs, it should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. We believe that net income is the most directly comparable GAAP financial measure to FFO.

FEDERAL INCOME TAX CONSIDERATIONS

        The following summary supplements the discussion under "Federal Income Tax Considerations" in the accompanying prospectus and is subject to the limitations and exceptions presented therein. Prospective investors should consult the summary describing the material U.S. federal income tax consequences of the ownership and disposition of our common stock contained in the section called "Federal Income Tax Considerations" in the accompanying prospectus.

New Tax Legislation

        On October 22, 2004, President Bush signed into law the American Jobs Creation Act of 2004. As applicable to REITs, the legislation modifies certain of the rules relating to the taxation of REITs and their stockholders that are described in the accompanying prospectus and includes the provisions described below.

REIT Qualification Violations

        Prior to the Jobs Creation Act, a violation of an asset test resulted in a loss of REIT status for the year of the violation and a prohibition on re-electing REIT status for the four following years, unless the IRS granted a waiver of all or part of such five-year period. As discussed in the accompanying prospectus under the heading "Federal Income Tax Considerations—Taxation of Our Company—Asset Tests," we are prohibited from owning securities representing more than 10% of either the vote or the value of the outstanding securities of any corporation other than a qualified REIT subsidiary, equity securities of another REIT or a taxable REIT subsidiary, and no more than 5% of the value of our total assets may be represented by securities of any non-government issuer other than a taxable REIT subsidiary. Under the Jobs Creation Act, we would not lose our REIT status for failing to satisfy either of these asset tests in any quarter if the total value of the assets causing such failure does not exceed the lesser of 1% of the value of our total assets at the end of the relevant quarter or $10,000,000, provided that we either dispose of such assets within six months after the last day of the quarter in which we identify the failure (or such other time period prescribed by the Treasury), or otherwise satisfy the asset tests by the end of that period.

        If we fail to meet any of the REIT asset tests described in the accompanying prospectus under the heading "Federal Income Tax Considerations—Taxation of Our Company—Asset Tests," and such failure exceeds the de minimis threshold described above we may still qualify as a REIT if we are entitled to relief provisions under the Internal Revenue Code. These relief provisions generally will be available if:

  (1)
  following our identification of the failure, we file a schedule with a description of each asset that caused the failure, in accordance with regulations prescribed by the Treasury;

  (2)
  the failure was due to reasonable cause and not due to willful neglect;

  (3)
  we dispose of sufficient assets to meet the asset tests within six months after the last day of the quarter in which the identification occurred or such other time period as prescribed by the Treasury (or the asset tests are otherwise met within that period); and

  (4)
  we pay a tax equal to the greater of (a) $50,000 or (b) the amount determined (pursuant to regulations prescribed by the Treasury) by multiplying the net income generated by the assets that caused the failure for the particular quarter by the highest applicable corporate tax rate.

        In addition, under the Jobs Creation Act, even if we fail to satisfy one or both of the 75% or 95% gross income tests described in the accompanying prospectus under the heading "Federal Income Tax Considerations—Taxation of Our Company—Gross Income Tests" for any taxable year, we may still qualify as a REIT for such year if we are entitled to relief under provisions of the Code. Under the

Jobs Creation Act, beginning with our taxable year ending December 31, 2005, these relief provisions generally will be available if:

  (1)
  following our identification of the failure, we file a schedule with a description of each item of gross income that caused the failure in accordance with regulations prescribed by the Treasury; and

  (2)
  the failure to comply was due to reasonable cause and not due to willful neglect.

        If these relief provisions apply, however, we would nonetheless be subject to a special tax upon the greater of the amount by which we failed either the 75% or 95% gross income test for that year.

        Additionally, the Act provides that, beginning with our taxable year ending December 31, 2005, if we fail to satisfy one or more requirements for REIT qualification, other than the gross income and assets tests, we will generally not lose REIT status if:

  (1)
  the failure to qualify was due to reasonable cause and not due to willful neglect; and

  (2)
  we pay, in accordance with regulations prescribed by the Treasury and in the same manner as tax, a penalty of $50,000 for each such failure.

Modification of the 10% Value Asset Test

        As described in the accompanying prospectus under "Federal Income Tax Considerations—Taxation of Our Company—Asset Tests," we are prohibited from owning securities representing more than 10% of the value of the outstanding securities of any corporation, other than a qualified REIT subsidiary, taxable REIT subsidiary, and certain securities satisfying a "straight debt" safe harbor. Pursuant to the Jobs Creation Act, the safe harbor for securities not taken into account for purposes of the 10% value test has been expanded to include other excluded securities, as described in the Internal Revenue Code, including, but not limited to, any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, (i) our interest as a partner in a partnership is not considered a security for purposes of applying the 10% value test; (ii) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership's gross income is derived from sources that would qualify for the 75% REIT gross income test, and (iii) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership to the extent of our interest as a partner in the partnership.

Modification of the Partnership Look-Through Rule for Purposes of the 10% Value Test

        As described in the accompanying prospectus, in general, in the case of a REIT that is a partner in a partnership that has other partners, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its proportionate share of the gross income of the partnership, based on its percentage capital interest in the partnership, for the purposes of the applicable REIT qualification tests. Pursuant to the Jobs Creation Act, beginning with our taxable year ending December 31, 2005, solely for purposes of the 10% value test, the determination of a REIT's interest in partnership assets will be based on the REIT's proportionate interest in any securities issued by the partnership, excluding for these purposes, certain excluded securities as described in the Internal Revenue Code.

Hedging Transactions

        Pursuant to the Jobs Creation Act, beginning with our taxable year ending on December 31, 2005, the rules relating to hedging transactions have been amended. Under the Jobs Creation Act, except to the extent provided by Treasury regulations, any income from a hedging transaction that we enter into in the normal course of our business to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, by us, which is clearly identified as such before the close of the day on which it was acquired, originated, or entered into, including gain from the sale or disposition of such a transaction, will not constitute gross income for purposes of the 95% gross income test, to the extent that the transaction hedges any indebtedness incurred or to be incurred by us to acquire or carry real estate assets.

Modification of Taxation of Foreign Stockholders

        As described in the accompanying prospectus under the heading "Federal Income Tax Considerations—Taxation of Our Stockholders—Taxation of Foreign Stockholders," distributions of proceeds attributable to the sale or exchange by us of U.S. real property interests are generally subject to income and withholding taxes pursuant to the Foreign Investment in Real Property Tax Act of 1980. Under the Jobs Creation Act, for taxable years beginning after October 22, 2004, these distributions will be taxed in the same manner as distributions of cash generated by our real estate operations other than the sale or exchange of properties (generally, at a 30% withholding rate or lower rate pursuant to an income tax treaty as described in the accompanying prospectus) if (i) the distribution is received with regard to a class of our stock that is regularly traded on an established securities market located in the United States and (ii) the recipient is a foreign stockholder that does not own more than 5% of the class of stock at any time during the year within which the distribution is received.

UNDERWRITING

        A.G. Edwards & Sons, Inc. is acting as sole bookrunning manager of the offering. Subject to the terms and conditions of the underwriting agreement A.G. Edwards & Sons, Inc. has agreed to purchase from us the number of shares set forth below.

Underwriter	Number of shares
A.G. Edwards & Sons, Inc.	1,200,000
Total	1,200,000

        The underwriting agreement provides that the obligations of the underwriter are subject to certain conditions including the approval of legal matters by counsel. The underwriter is obligated to take and pay for all of the shares of common stock offered in this offering, other than those covered by the over-allotment option described below, if any are taken.

        The underwriter has advised us that it proposes to offer the shares of common stock to the public at the offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of $1.40 per share. The underwriter may allow, and such dealers may re-allow, a concession not in excess of $0.10 per share to certain other dealers. After the initial offering of the shares, the offering price and other selling terms may be changed by the underwriter, but any such changes will not affect the net proceeds to be received by us in the offering.

Over-Allotment Option

        Pursuant to the underwriting agreement, we have granted to the underwriter an option, exercisable for 30 days after the date of this prospectus supplement, to purchase up to 180,000 additional shares of common stock from us at the offering price, less the underwriting discount set forth on the cover page of this prospectus supplement, solely to cover over-allotments.

Lock-Up Agreement

        We have agreed that, except pursuant to the underwriting agreement, for a 30-day period after the date of this prospectus supplement, we will not, without the underwriter's prior written consent, sell, contract to sell, or otherwise dispose of any common stock, other than (1) pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of the date of the underwriting agreement, or (2) in connection with acquisitions of assets or businesses in which common stock is issued as consideration.

Commissions and Expenses

        The following table summarizes the discounts that we will pay to the underwriter in the offering. These amounts assume both no exercise and full exercise of the underwriter's option to purchase additional common stock.

		Total
	Discount Per Share	Discount Without Exercise of Over- allotment Option	Discount With Full Exercise of Over- allotment Option
Underwriting discounts paid by us	$2.00	$2,400,000	$2,760,000

        We expect to incur expenses, excluding underwriting discounts and commissions, of approximately $500,000 in connection with this offering.

Indemnification

        We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933.

Stabilization and Short Positions

        Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriter to bid for and purchase our common stock. As an exception to these rules, the underwriter is permitted to engage in certain transactions that stabilize, maintain or otherwise affect the price of the common stock.

        In connection with this offering, the underwriter may engage in stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934:

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Covering transactions involve purchases of shares of common stock in the open market after the distribution has been completed in order to cover short positions. In determining the source of the common stock to close out the short position, the underwriter will consider, among other things, the price of common stock available for purchase in the open market as compared to the price at which it may purchase common stock through the over-allotment option. If the underwriter sells more common stock than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying common stock in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

        The underwriter will deliver this prospectus supplement and the accompanying prospectus to all purchasers of shares of common stock in short sales. The purchasers of shares of common stock in short sales are entitled to the same remedies under the federal securities laws as any other purchaser of shares of common stock covered by this prospectus supplement.

        Neither we nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor the underwriter make any representation that the underwriter will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice. The underwriter may effect these transactions on the New York Stock Exchange or elsewhere.

Listing

        Our common stock is listed on the New York Stock Exchange under the symbol "ARE."

Other Relationships

        The underwriter may, from time to time, engage in transactions with and perform services for us in the ordinary course of its business and receive fees from us for those services.

LEGAL MATTERS

        Certain legal matters relating to this offering will be passed upon for us by Mayer, Brown, Rowe & Maw LLP, Los Angeles, California, and certain matters with respect to Maryland law, including the validity of the shares of the common stock offered hereby, will be passed upon for us by Venable LLP, Baltimore, Maryland. Certain legal matters relating to this offering will be passed upon for the underwriter by Clifford Chance US LLP, New York, New York. Mayer, Brown, Rowe & Maw LLP and Clifford Chance US LLP will rely upon the opinion of Venable LLP as to all matters of Maryland law.

EXPERTS

        The consolidated financial statements and schedule of Alexandria Real Estate Equities, Inc. appearing in Alexandria Real Estate Equities, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 2004, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated by reference into the accompanying prospectus. Such consolidated financial statements are incorporated by reference into the accompanying prospectus in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

PROSPECTUS

$500,000,000
ALEXANDRIA REAL ESTATE EQUITIES, INC.
Common Stock, Preferred Stock, Warrants and Debt Securities

        We may offer from time to time common stock, preferred stock, warrants and debt securities with an aggregate public offering price of up to $500,000,000, in amounts, at prices and on terms to be determined at the time of offering. The securities may be offered, separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more supplements to this prospectus.

        The specific terms of the securities in respect of which this prospectus is being delivered and the manner in which we will offer them will be set forth in the applicable prospectus supplement. The specific terms of the securities may include limitations on actual or constructive ownership and restrictions on transfer of the securities, in each case as may be appropriate to preserve our status as a real estate investment trust for federal income tax purposes. The applicable prospectus supplement also will contain information, where applicable, about certain U.S. federal income tax consequences relating to, and any listing on a securities exchange of, the securities covered by the prospectus supplement.

        The securities may be offered directly, through agents designated from time to time by us or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the securities, their names, and any applicable purchase price, fee, commission or discount arrangement with, between or among them, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement. See "Plan of Distribution." No securities may be sold without delivery of this prospectus and the applicable prospectus supplement describing the method and terms of the offering of such securities.

        Our common stock is listed on the New York Stock Exchange under the symbol "ARE."

        See "Risk Factors" on page 4 for information on risks and other factors relevant to an investment in the securities.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is September 3, 2004

        Persons participating in an offering of the securities may engage in transactions that stabilize, maintain, or otherwise affect the price of the securities. Such transactions may include stabilizing, the purchase of securities to cover syndicate short positions and the imposition of penalty bids. For a description of those activities, to the extent applicable, see "Underwriting" in the accompanying prospectus supplement.

        No person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus or any prospectus supplement, and, if given or made, such other information and representations must not be relied upon as having been authorized by us or by any underwriter, agent or dealer. Neither the delivery of this prospectus and any prospectus supplement nor any sale made thereunder shall, under any circumstances, create an implication that there has been no change in our affairs since the date thereof or that the information contained therein is correct as of any time subsequent to the date thereof. This prospectus and any prospectus supplement shall not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates. Neither this prospectus nor any prospectus supplement shall constitute an offer to sell or a solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation would be unlawful.

i

ADDITIONAL INFORMATION

        This prospectus forms part of a registration statement we have filed with the Securities and Exchange Commission on Form S-3 under the Securities Act of 1933, with respect to the securities offered hereby. As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Additional information is available for inspection and copying at the offices of the Securities and Exchange Commission. Statements contained in this prospectus, in any prospectus supplement or in any document incorporated by reference by this document (or the document incorporated by reference) as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to, or incorporated by reference in, the registration statement, each such statement being qualified in all respects by such reference.

        We are subject to the informational requirements of the Securities Exchange Act of 1934 in accordance with which we file reports, proxy statements and other information with the Securities and Exchange Commission. The registration statement, the exhibits and schedules forming a part thereof, and the reports, proxy statements and other information we have filed with the Securities and Exchange Commission can be inspected and copied at the Public Reference Room maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Such material also may be accessed by visiting the following internet website maintained by the Securities and Exchange Commission that contains reports, proxy and information statements and other information regarding issuers, such as us, that file electronically with the Securities and Exchange Commission: http://www.sec.gov. In addition, certain of the securities are listed on the New York Stock Exchange, and similar information regarding us and the information we provide to the exchange may be inspected and copied at the offices of The New York Stock Exchange, 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The documents listed below have been filed by us with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and are incorporated herein by reference:

  (1)
  Annual Report on Form 10-K for the year ended December 31, 2003.

  (2)
  Quarterly Reports on Form 10-Q for the quarterly periods ended March 31 and June 30, 2004.

  (3)
  Current Reports on Form 8-K filed on February 13, April 28, May 3, June 2, June 21 and August 2, 2004.

  (4)
  The description of the common stock contained in the Registration Statement on Form 8-A filed on May 14, 1997, including any amendments or reports filed for the purpose of updating such description.

  (5)
  The description of the preferred stock purchase rights contained in the Registration Statement on Form 8-A filed on February 10, 2000, including any amendments or reports filed for the purpose of updating such description.

        All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus and prior to the termination of the offering of the securities to which this prospectus relates shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing such documents.

        Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein (or in the applicable prospectus supplement) or in any other subsequently filed document that is or is deemed to be incorporated by reference herein modifies or supersedes such previous statement. Any statement so modified or superseded shall not be deemed to constitute a part of this prospectus, except as so modified or superseded.

        Copies of all documents that are incorporated herein by reference (other than the exhibits to such documents, unless such exhibits are specifically incorporated by reference), will be provided upon request without charge to any person to whom this prospectus and the applicable prospectus supplement are delivered. Requests for copies should be directed to Alexandria Real Estate Equities, Inc., 135 North Los Robles Avenue, Suite 250, Pasadena, California 91101, Attention: Corporate Secretary; telephone number (626) 578-0777.

ALEXANDRIA REAL ESTATE EQUITIES, INC.

        We are a Maryland corporation formed in October 1994 that has elected to be taxed as a real estate investment trust, or REIT, for federal income tax purposes beginning with our taxable year ended December 31, 1996. We are engaged primarily in the ownership, operation, management, acquisition, expansion and selective redevelopment and development of high quality, strategically located life science properties designed and improved for lease principally to tenants in the life science industry, including pharmaceutical, biotechnology, life science research, product, service, defense, and translational medicine companies/entities/institutions, as well as related government agencies. Our properties leased to tenants in the life science industry typically consist of buildings containing scientific research and development laboratories and other improvements that are generic to tenants operating in the life science industry. As of June 30 2004, we owned 94 life science properties with approximately 6.0 million rentable square feet located in California (in the San Diego, Pasadena and San Francisco Bay areas), Seattle, Washington, suburban Washington D.C. (including Maryland and Virginia), eastern Massachusetts, New Jersey and suburban Philadelphia, and the Southeast (including North Carolina and Georgia).

RISK FACTORS

        Investing in our securities involves risk. Please see the risk factors described in our Annual Report on Form 10-K for our most recent fiscal year, which are incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations. Additional risk factors may be included in a prospectus supplement relating to a particular series or offering of securities. These risks could materially affect our business, results of operations or financial condition and cause the value of our securities to decline. You could lose all or part of your investment.

        When used in this prospectus, the words "believes", "expects", "anticipates", "intends" and similar expressions are intended to identify forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act regarding events, conditions and financial trends that may affect our future plans of operations, business strategy, results of operations and financial position. Prospective investors are cautioned that forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. Actual results may differ materially from those contemplated in the forward-looking statements as a result of various factors including, but not limited to, those described below and elsewhere in this prospectus, the applicable prospectus supplement and the documents incorporated herein and therein by reference.

USE OF PROCEEDS

        Unless otherwise indicated in the applicable prospectus supplement, the net proceeds from the sale of the securities will be used to reduce the outstanding balance on our unsecured line of credit or other borrowings or for general corporate purposes. If initially used to pay down our line of credit, we may then borrow from time to time under the line of credit to provide funds for general working capital and other corporate purposes, including the acquisition of additional life science properties and the redevelopment or development of existing or new properties. As of June 30, 2004, we had an aggregate $324 million of borrowings outstanding on the unsecured line of credit and our $150 million unsecured term loan at a weighted average interest rate of 2.75%. The unsecured line of credit and unsecured term loan, under which Bank of America acts as manager for a syndicate of lenders, mature in November 2006 and November 2008, respectively. The unsecured line of credit provides for an extension (provided there is no default) of an additional one-year period upon notice from us and the consent of the participating lenders.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

        We compute the ratios of earnings to combined fixed charges and preferred stock dividends by dividing earnings by combined fixed charges and preferred stock dividends. For this purpose, earnings consist of earnings from continuing operations before interest expense, amortization of deferred financing and write-off of unamortized loan costs. Fixed charges consist of interest incurred (including amortization of deferred financing costs and capitalized interest) and write-off of unamortized loan costs. We compute our ratio of earnings to fixed charges by dividing our earnings by our fixed charges.

			Year Ended December 31,
	Six Months Ended June 30, 2004
			2003	2002	2001	2000	1999
Ratio of earnings to combined fixed charges and preferred dividends	1.46	(a)	1.51	1.31	1.28	1.33	1.55
Ratio of earnings to fixed charges	1.89		1.84	1.59	1.40	1.48	1.69

(a)
Includes the effect of the preferred stock redemption charge pursuant to Emerging Issues Task Force Topic D-42, "The Effect on the Calculation of Earnings Per Share for the Redemption or the Induced Conversion of Preferred Stock". Excluding the impact of this charge, the ratio is 1.57.

DESCRIPTION OF CAPITAL STOCK

        The following summary of the terms of our capital stock does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and our charter and bylaws. See "Additional Information."

General

        Our charter provides that we may issue up to 100,000,000 shares of common stock, 100,000,000 shares of preferred stock and 200,000,000 shares of "excess stock" (as described below). Of the preferred stock, 1,610,000 shares are classified as 9.50% Series A cumulative redeemable preferred stock, 2,300,000 shares are classified as 9.10% Series B cumulative redeemable preferred stock, 5,750,000 shares are classified as 8.375% Series C cumulative redeemable preferred stock and 500,000 shares are classified as Series A Junior Participating preferred stock. As of June 30, 2004, 19,386,842 shares of common stock were issued and outstanding and 1,543,500 shares of the Series A preferred stock, 2,300,000 shares of the Series B preferred stock and 5,185,500 shares of the Series C preferred stock were issued and outstanding. All 1,543,500 issued and outstanding shares of the Series A preferred stock were redeemed as of July 7, 2004.

        Under Maryland law, stockholders generally are not liable for a corporation's debts or obligations.

Common Stock

        All shares of common stock offered hereby will be duly authorized, fully paid and non-assessable. Subject to the preferential rights of any other class or series of stock and to the provisions of our charter regarding restrictions on transfer of our stock, holders of common stock are entitled to receive dividends on such shares if, as and when authorized by our board of directors and declared by us out of assets legally available therefor and to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up after payment of or adequate provision for all our known debts and liabilities.

        Subject to the provisions of our charter regarding the restrictions on transfer of our stock, each outstanding share of common stock entitles the holder thereof to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as provided with respect to any other class or series of stock, the holders of such shares will possess the exclusive voting power. A plurality of all the votes cast at a meeting at which a quorum is present is sufficient to elect a director. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.

        Holders of shares of common stock generally have no preference, conversion, exchange, sinking fund, or appraisal rights and have no preemptive rights to subscribe for any of our securities. Subject to the provisions of our charter regarding restriction on transfer of our stock, shares of common stock will each have equal distribution, liquidation and other rights.

        Our charter authorizes our board of directors to reclassify any unissued shares of common stock into other classes or series of classes of stock and to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption for each such class or series.

Transfer Agent And Registrar

        The transfer agent and registrar for the common stock and issued and outstanding series of our preferred stock is American Stock Transfer & Trust Company.

Preferred Stock

        Our charter authorizes our board of directors, without the approval of our stockholders, to classify any unissued shares of preferred stock and to reclassify any previously classified but unissued shares of any series, as authorized by our board of directors. Prior to the issuance of shares of each series, our board of directors is required by the Maryland General Corporation Law and our charter to set, subject to the provisions of our charter regarding restrictions on transfer of our stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such series, all of which will be set forth in articles supplementary to our charter adopted for that purpose by our board of directors or a duly authorized special committee thereof. Using this authority, our board of directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of common stock or for other reasons be desired by them.

        Upon issuance against full payment of the purchase price therefor, shares of preferred stock will be fully paid and nonassessable. The specific terms of a particular class or series of preferred stock to be offered pursuant hereto will be described in the prospectus supplement relating to that class or series, including a prospectus supplement providing that preferred stock may be issuable upon the exercise of warrants or conversion of other securities issued by us. The description of preferred stock set forth below and the description of the terms of a particular class or series of preferred stock set forth in the applicable prospectus supplement do not purport to be complete and are qualified in their entirety by reference to the articles supplementary relating to that class or series.

        Rank.    Unless otherwise specified in the applicable prospectus supplement, the preferred stock will, with respect to dividend rights and rights upon our liquidation, dissolution or winding up, rank (i) senior to all classes or series of our common stock, and to all our equity securities ranking junior to such preferred stock with respect to dividend rights or rights upon our liquidation, dissolution or winding up; (ii) on a parity with all equity securities authorized or designated by us, the terms of which specifically provide that such equity securities rank on a parity with the preferred stock with respect to dividend rights or rights upon our liquidation, dissolution or winding up; and (iii) junior to all our existing and future indebtedness and to any class or series of equity securities authorized or designated by us, the terms of which specifically provide that such equity securities rank senior to the preferred stock with respect to dividend rights or rights upon our liquidation, dissolution or winding up.

        Conversion Rights.    The terms and conditions, if any, upon which any shares of any class or series of preferred stock are convertible into common stock will be set forth in the applicable prospectus supplement relating thereto. Such terms will include the number of shares of common stock into which the shares of preferred stock are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of such class or series of preferred stock or us, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such class or series of preferred stock.

Power To Issue Additional Shares Of Common Stock And Preferred Stock

        We believe that the power of our board of directors to authorize us to issue additional authorized but unissued shares of common stock or preferred stock and to classify or reclassify unissued shares of common stock or preferred stock and thereafter to cause us to issue such classified or reclassified shares of stock will provide us with increased flexibility in structuring possible future financing and acquisition transactions and in meeting other needs that may arise. The additional classes or series of preferred stock, as well as the common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors has no present intention to do so, it could authorize us to issue a class or series of stock that could, depending upon the terms of such class or series, delay, defer or prevent a transaction or a change in control that might involve a premium price for holders of common stock or for other reasons be desired by them.

Restrictions On Ownership And Transfer

        In order to qualify as a REIT under the Internal Revenue Code, not more than 50% of the value of our outstanding stock may be owned, directly or constructively, by five or fewer individuals or entities (as set forth in the Internal Revenue Code) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). Furthermore, shares of our outstanding stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year.

        In order for us to maintain our qualification as a REIT, our charter provides for an ownership limit, which prohibits, with certain exceptions, direct or constructive ownership of shares of stock representing more than 9.8% of the combined total value of our outstanding shares of stock by any person, as defined in our charter.

        Our board of directors, in its sole discretion, may waive the ownership limit for any person. However, our board of directors may not grant such waiver if, after giving effect to such waiver, five individuals could beneficially own, in the aggregate, more than 49.9% of the value of our outstanding stock. As a condition to waiving the ownership limit, our board of directors may require a ruling from the Internal Revenue Service or an opinion of counsel in order to determine our status as a REIT. Notwithstanding the receipt of any such ruling or opinion, our board of directors may impose such conditions or restrictions as it deems appropriate in connection with granting such waiver.

        Our charter further prohibits (a) any person from beneficially or constructively owning shares of our stock that would result in us being "closely held" under Section 856(h) of the Internal Revenue Code and (b) any person from transferring shares of our stock if such transfer would result in shares of our stock being owned by fewer than 100 persons. Any transfer in violation of any of such restrictions is void ab initio. Any person who acquires or attempts to acquire beneficial or constructive ownership of shares of our stock in violation of the foregoing restrictions on transferability and ownership is required to give us notice immediately and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT. The foregoing restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to continue to qualify, or to attempt to qualify, as a REIT.

        If any transfer of shares of our stock or other event occurs that would result in any person beneficially or constructively becoming the owner of shares of our stock in excess or in violation of the above transfer or ownership limitations, or a prohibited owner, then that number of shares of our stock the beneficial or constructive ownership of which otherwise would cause such person to violate such limitations (rounded up to the nearest whole share) shall be automatically exchanged for an equal number of shares of excess stock and such shares of excess stock shall be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, and the prohibited owner shall generally not acquire any rights in such shares. Such automatic exchange shall be deemed to be effective as of the close of business on the business day prior to the date of such violative transfer. Shares of excess stock held in the trust shall be issued and outstanding shares of our stock. The prohibited owner shall not benefit economically from ownership of any shares of excess stock held in the trust, shall have no rights to distributions thereon and shall not possess any rights to vote or other rights attributable to the shares of excess stock held in the trust. The trustee of the trust shall have all voting rights and rights to dividends or other distributions with respect to shares of stock held in the trust, which rights shall be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid prior to the discovery by us that shares of stock have been transferred to the trustee shall be paid by the recipient of such dividend or distribution to us upon demand, or, at our sole election, shall be offset against any future dividends or distributions payable to the purported transferee or holder, and any dividend or distribution authorized but unpaid shall be rescinded as void ab initio with respect to such shares of stock and promptly thereafter paid over to the trustee with respect to such shares of excess stock, as trustee of the trust for the exclusive benefit of the charitable beneficiary. The prohibited owner shall have no voting rights with respect to shares of excess stock held in the trust and, subject to Maryland law, effective as of the date that such shares of stock have been transferred to the trustee, the trustee shall have the authority (at the trustee's sole discretion) (i) to rescind as void any vote cast by a prohibited owner prior to the discovery by us that such shares have been transferred to the trustee and (ii) to recast such vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee shall not have the authority to rescind and recast such vote.

        Within 180 days after the date of the event that resulted in shares of our excess stock being transferred to the trust (or as soon as possible thereafter if the trustee did not learn of such event within such period), the trustee shall sell the shares of stock held in the trust to a person, designated by the trustee, whose ownership of the shares will not violate the ownership limitations set forth in our charter. Upon such sale, the interest of the charitable beneficiary in the shares sold shall terminate and such shares of excess stock shall be automatically exchanged for an equal number of shares of the same class or series of stock that originally were exchanged for the excess stock. The trustee shall distribute to the prohibited owner, as appropriate (i) the price paid by the prohibited owner for the shares, (ii) if the prohibited owner did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other such transaction), the "market price" (as defined in our charter) of such shares on the day of the event causing the shares to be held in the trust, or (iii) if the exchange for excess stock did not arise as a result of a purported transfer, the market price of such shares on the day of the other event causing the shares to be held in the trust. If such shares are sold by a prohibited owner, then to the extent that the prohibited owner received an amount for such shares that exceeds the amount that such prohibited owner was entitled to receive pursuant to the aforementioned requirement, such excess shall be paid to the trustee.

        All certificates representing shares of common stock and preferred stock will bear a legend referring to the restrictions described above.

        Every owner of more than 5% (or such lower percentage as may be required by our charter, the Internal Revenue Code or the regulations promulgated thereunder) of all classes or series of our stock, including shares of common stock, within 30 days after the end of each taxable year, is required to give written notice to us stating the name and address of such owner, the number of shares of each class and series of our stock which the owner beneficially owns and a description of the manner in which such shares are held. Each such owner must provide us such additional information as we may reasonably request in order to determine the effect, if any, of such beneficial ownership on our status as a REIT. In addition, each stockholder will be required upon demand to provide us such information as we may reasonably request in order to determine our status as a REIT, to comply with the requirements of any taxing authority or governmental authority or to determine such compliance, or to comply with the REIT provisions of the Internal Revenue Code.

        These ownership limits could delay, defer or prevent a transaction or a change in control that might involve a premium price for the holders of common stock or for other reasons be desired by them.

WARRANTS

        We may issue warrants for the purchase of preferred stock, common stock or debt securities. Warrants may be issued independently or together with any other securities offered by any prospectus supplement and may be attached to or separate from such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent specified in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants of such series and will not assume any obligation or relationship of agency or trust for or with any provisions of the warrants offered hereby.

        The applicable prospectus supplement will describe the terms of the warrants in respect of which this prospectus is being delivered, including, where applicable, the following: (1) the title of the warrants; (2) the aggregate number of the warrants; (3) the price or prices at which the warrants will be issued; (4) the designation, terms and number of shares of preferred stock or common stock purchasable upon exercise of the warrants; (5) the designation and terms of the securities, if any, with which the warrants are issued and the number of the warrants issued with each such security; (6) the date, if any, on and after which the warrants and the related preferred stock or common stock will be separately transferable, including any limitations on ownership and transfer of the warrants that may be appropriate to preserve our status as a REIT; (7) the price at which each share of preferred stock or common stock purchasable upon exercise of the warrants may be purchased; (8) the date on which the right to exercise the warrants will commence and the date on which such right relating to the warrants expires; (9) the minimum or maximum amount of the warrants which may be exercised at any one time; (10) information with respect to book-entry procedures applicable to the warrants, if any; (11) a description of federal income tax consequences; and (12) any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

DESCRIPTION OF DEBT SECURITIES

        The debt securities will be issued under indentures between us and a trustee. The following is a summary of the material provisions of the indenture and is qualified in its entirety by the provisions of the indenture, including definitions of certain terms used in the indenture. Wherever we refer to particular sections or defined terms of the indenture, those sections or defined terms are incorporated by reference in this prospectus or prospectus supplement. You should review the indenture that is included as an exhibit to the registration statement of which this prospectus is part for additional information.

        The following summarizes certain general terms and provisions of the debt securities. Each time we offer debt securities, the prospectus supplement relating to that offering will describe the terms of the debt securities we are offering.

General

        We may issue debt securities from time to time in one or more series without limitation as to aggregate principal amount. The debt securities will be unsecured and unsubordinated obligations and will rank equally and ratably with other unsecured and unsubordinated obligations outstanding from time to time, unless stated otherwise in the applicable supplemental indenture or prospectus supplement.

        Unless otherwise indicated in the prospectus supplement, principal of, premium, if any, and interest on the debt securities will be payable, and the transfer of debt securities will be registrable, at any office or agency maintained by us for that purpose. The debt securities will be issued only in fully registered form without coupons and, unless otherwise indicated in the applicable prospectus supplement, in denominations of $1,000 or integral multiples thereof. No service charge will be made for any registration of transfer or exchange of the debt securities, but we may require you to pay a sum sufficient to cover any tax or other governmental charge imposed in connection with the transfer or exchange.

        The prospectus supplement will describe the following terms of the debt securities we are offering:

  •
  the title of the debt securities;

  •
  any limit on the aggregate principal amount of the debt securities;

  •
  the date or dates on which the principal of the debt securities is payable;

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  the rate or rates, which may be fixed or variable, at which the debt securities will bear interest, if any, or the method by which the rate or rates will be determined, the date or dates from which any interest will accrue, the interest payment dates on which any interest will be payable, and the regular record date for the interest payable on any interest payment date;

  •
  the place or places where the principal of and any premium and interest on the debt securities will be payable;

  •
  the person who is entitled to receive any interest on the debt securities, if other than the record holder on the record date;

  •
  the period or periods within which, the price or prices at which and the terms and conditions upon which the debt securities may be redeemed, in whole or in part, at our option;

  •
  our obligation, if any, to redeem, purchase or repay the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder and the period or periods within which, the price or prices at which and the terms and conditions upon which we will redeem, purchase or repay, in whole or in part, the debt securities pursuant to such obligation;

  •
  the currency, currencies or currency units in which we will pay the principal of and any premium and interest on any debt securities, if other than the currency of the United States of America and the manner of determining the equivalent in U.S. currency;

  •
  if the amount of payments of principal of or any premium or interest on any debt securities may be determined with reference to an index or formula, the manner in which such amounts will be determined;

  •
  if the principal of or any premium or interest on any debt securities is to be payable, at our election or at the election of the holder, in one or more currencies or currency units other than that or those in which the debt securities are stated to be payable, the currency, currencies or currency units in which payment of the principal of and any premium and interest on the debt securities as to which such election is made will be payable, and the periods within which and the terms and conditions upon which such election is to be made;

  •
  if other than the debt securities' principal amount, the portion of the principal amount of the debt securities that will be payable upon declaration of acceleration of the maturity;

  •
  the applicability of the provisions described in the section of this prospectus captioned "Defeasance and Covenant Defeasance;"

  •
  if the debt securities will be issued in whole or in part in the form of a book-entry security as described in this prospectus, the depository we appointed or its nominee with respect to the debt securities and the circumstances under which the book-entry security may be registered for transfer or exchange or authenticated and delivered in the name of a person other than the depository or its nominee;

  •
  any provisions related to the conversion or exchange of the debt securities into our common stock or other debt securities;

  •
  any provisions regarding the status and ranking of the debt securities; and

  •
  any other terms of the debt securities.

        We may offer and sell the debt securities as original issue discount securities at a substantial discount below their stated principal amount. The prospectus supplement will describe the federal income tax consequences and other special considerations applicable to original issue discount securities and any debt securities the federal tax laws treat as having been issued with original issue discount. "Original issue discount securities" means any debt security that provides for an amount less than its principal amount to be due and payable upon the declaration of acceleration of the maturity of the debt security upon the occurrence and continuation of an "Event of Default."

        The indenture does not contain covenants or other provisions designed to afford holders of the debt securities protection in the event of a highly leveraged transaction, change in credit rating or other similar occurrence.

Covenants

        The prospectus supplement will describe any material covenants of a series of debt securities.

Events of Default

        With respect to a series of debt securities, any one of the following events will constitute an event of default under the indenture:

  •
  failure to pay any interest on any debt security of that series when due, continued for 30 days;

  •
  failure to pay principal of or any premium on any debt security of that series when due;

  •
  failure to deposit any sinking fund payment, when due, in respect of any debt security of that series;

  •
  our failure to perform, or breach of, any other covenant or warranty in the indenture, other than a covenant included in the indenture solely for the benefit of a series of debt securities other than that series, continued for 90 days after written notice as provided in the indenture;

  •
  certain events involving our bankruptcy, insolvency or reorganization; or

  •
  any other event of default provided with respect to debt securities of that series.

        If any event of default occurs and continues, either the trustee or the holders of at least 25 percent in principal amount of the outstanding debt securities of that series may declare the principal amount or, if the debt securities of that series are original issue discount securities, the portion of the principal amount as may be specified in the terms of those debt securities, of all the debt securities of that series to be due and payable immediately by a notice in writing to us, and to the trustee if given by holders. The principal amount (or specified amount) will then be immediately due and payable. After acceleration, but before a judgment or decree for payment based on acceleration has been obtained, the holders of a majority in principal amount of outstanding debt securities of that series may by written notice to us and the trustee, under certain circumstances, rescind and annul the acceleration.

        Additional or different events of default applicable to a series of debt securities may be described in a prospectus supplement. An event of default of one series of debt securities is not necessarily an event of default for any other series of debt securities. The prospectus supplement relating to any series of debt securities that are original issue discount securities will contain the particular provisions relating to acceleration of the stated maturity of a portion of the principal amount of that series of original issue discount securities upon the occurrence and continuation of an event of default.

        The indenture provides that, subject to the duty of the trustee during default to act with the required standard of care, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless the holders offer the trustee reasonable security or indemnity. Generally, the holders of a majority in aggregate principal amount of the debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee.

        A holder of any series of debt securities will not have any right to institute any proceeding with respect to the indenture, or for the appointment of a receiver or trustee, or for any other remedy, unless:

  •
  the holder has previously given to the trustee written notice of a continuing event of default;

  •
  the holders of at least 25 percent in principal amount of the outstanding debt securities of that series have made written request to the trustee to institute such proceeding as trustee;

  •
  the trustee has not instituted proceedings within 60 days after receipt of such notice; and

  •
  the trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series a direction inconsistent with such request during the 60 day period.

However, these limitations do not apply to a suit instituted by a holder for enforcement of payment of the principal of and premium, if any, or interest on its debt securities on or after the respective due dates.

        We are required to furnish to the trustee annually a statement as to our performance of certain obligations under the indenture and as to any default.

Modification and Waiver

        We and the trustee may modify and amend the indenture with the consent of the holders of not less than the majority in aggregate principal amount of the outstanding debt securities of each series which is affected. Neither we nor the trustee may, however, modify or amend the indenture without the consent of the holders of all debt securities affected if such action would:

  •
  change the stated maturity of the principal of, or any installment of principal of or interest on, any debt security;

  •
  reduce the principal amount of, or the premium payable upon redemption, if any, or, except as otherwise provided in the prospectus supplement, interest on, any debt security, including in the case of an original issue discount security the amount payable upon acceleration of the maturity;

  •
  change the place or currency of payment of principal of, premium, if any, or interest on any debt security;

  •
  impair the right to institute suit for the enforcement of any payment on any debt security on or after the stated maturity thereof, or in the case of redemption, on or after the redemption date;

  •
  modify the conversion provisions, if any, of any debt security in a manner adverse to the holder of the debt security;

  •
  reduce the percentage in principal amount of outstanding debt securities of any series, the consent of whose holders is required for modification or amendment of the indenture or for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults; or

  •
  modify certain provisions of the indenture, except to increase any percentage of principal amount whose holders are required to approve any change to such provision or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of each holder affected.

        The holders of at least a majority in principal amount of the outstanding debt securities of any series may, on behalf of all holders of that series, waive compliance by us with certain restrictive provisions of the indenture. The holders of not less than a majority in principal amount of the outstanding debt securities of any series may, on behalf of all holders of that series, waive any past default under the indenture, except a default (1) in the payment of principal, premium or interest and (2) in respect of a covenant or provision of the indenture that cannot be modified or amended without the consent of those holders of each outstanding debt security of that series who were affected.

Consolidation, Merger and Sale of Assets

        We may not consolidate with or merge into any other company or entity or convey, transfer or lease its properties and assets substantially as an entirety and may not permit any company or entity to merge into or consolidate with us or convey, transfer or lease its properties and assets substantially as an entirety to us, unless:

  •
  in the case we consolidate with or merge into another person or convey, transfer or lease our properties and assets substantially as an entirety to any person, the person formed by that consolidation or into which we are merged or the person which acquires by conveyance or transfer, or which leases, our properties and assets substantially as an entirety is a corporation, partnership or trust organized under the laws of the United States of America, any State or the District of Columbia, and expressly assumes our obligations on the debt securities under a supplemental indenture;

  •
  immediately after giving effect to the transaction no event of default, and no event which, after notice or lapse of time or both, would become an event of default, has occurred and is continuing;

  •
  if our properties or assets become subject to a mortgage, pledge, lien, security interest or other encumbrance not permitted by the indenture, we or such successor, as the case may be, takes the necessary steps to secure the debt securities equally and ratably with, or prior to, all indebtedness secured thereby; and

  •
  we have delivered to the trustee an officers' certificate and an opinion of counsel, each stating compliance with these provisions.

Defeasance and Covenant Defeasance

        The indenture provides, unless otherwise indicated in the prospectus supplement relating to that particular series of debt securities, that, at our option, we:

  •
  will be discharged from any and all obligations in respect of the debt securities of that series, except for certain obligations to register the transfer of or exchange of debt securities of that series, replace stolen, lost or mutilated debt securities of that series, maintain paying agencies and hold moneys for payment in trust; or

  •
  need not comply with certain restrictive covenants of the indenture and the occurrence of an event described in the fourth bullet point in the section of the prospectus captioned "Events of Default" will no longer be an event of default, in each case, if we deposit, in trust, with the trustee, money or U.S. Government obligations, which through the payment of interest and principal in accordance with their terms will provide money, in an amount sufficient to pay all the principal of and premium, if any, and interest on the debt securities of that series on the dates such payments are due, which may include one or more redemption dates that we designate, in accordance with the terms of the debt securities of that series.

        We may establish this trust only if, among other things:

  •
  no event of default or event which with the giving of notice or lapse of time, or both, would become an event of default under the indenture shall have occurred and is continuing on the date of the deposit or insofar as an event of default resulting from certain events involving our bankruptcy or insolvency at any time during the period ending on the 121st day after the date of the deposit or, if longer, ending on the day following the expiration of the longest preference period applicable to us in respect of the deposit;

  •
  the defeasance will not cause the trustee to have any conflicting interest with respect to any other of our securities or result in the trust arising from the deposit to constitute, unless it is qualified as, a "regulated investment company";

  •
  the defeasance will not result, in a breach or violation of, or constitute a default under, the indenture or any other agreement or instrument to which we are a party or by which we are bound; and

  •
  we have delivered an opinion of counsel to the effect that the holders will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance and will be subject to federal income tax in the same manner as if the defeasance had not occurred, which opinion of counsel, in the case of the first item above, must refer to and be based upon a published ruling of the Internal Revenue Service, a private ruling of the Internal Revenue Service addressed to us, or otherwise a change in applicable federal income tax law occurring after the date of the indenture.

If we fail to comply with remaining obligations under the indenture after a defeasance of the indenture with respect to the debt securities of any series as described under the second item of the first sentence of this section and the debt securities of such series are declared due and payable because of the occurrence of any event of default, the amount of money and U.S. Government obligations on deposit with the trustee may be insufficient to pay amounts due on the debt securities of that series at the time of the acceleration resulting from the event of default. We will, however, remain liable for those payments.

GLOBAL SECURITIES

Book-Entry, Delivery and Form

        The common stock, preferred stock, warrants or debt securities may be issued in book-entry form and represented by one or more global notes or global securities. The global securities are expected to be deposited with, or on behalf of, The Depository Trust Company, New York, New York, as depositary, and registered in the name of Cede & Co., the nominee of DTC. Unless and until it is exchanged for individual certificates evidencing securities under the limited circumstances described below, a global security may not be transferred except as a whole by the depositary to its nominee or by the nominee to the depositary, or by the depositary or its nominee to a successor depositary or to a nominee of the successor depositary.

        DTC has advised each of the issuing companies that it is:

  •
  a limited-purpose trust company organized under the New York Banking Law;

  •
  a "banking organization" within the meaning of the New York Banking Law;

  •
  a member of the Federal Reserve System;

  •
  a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

  •
  a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

        DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among its participants of securities transactions, including transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, which eliminates the need for physical movement of securities certificates. "Direct participants" in DTC include securities brokers and dealers, including underwriters, banks, trust companies, clearing corporations and other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, which we sometimes refer to as "indirect participants," that clear transactions through or maintain a custodial relationship with a direct participant either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

        Purchases of securities within the DTC system must be made by or through direct participants, which will receive a credit for those securities on DTC's records. The ownership interest of the actual purchaser of a security, which is sometimes referred to as a "beneficial owner," is in turn recorded on the direct and indirect participants' records. Beneficial owners of securities will not receive written confirmation from DTC of their purchases. However, beneficial owners are expected to receive written confirmations providing details of their transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which they purchased securities. Transfers of ownership interests in global securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the global securities except under the limited circumstances described below.

        To facilitate subsequent transfers, all global securities deposited with DTC will be registered in the name of DTC's nominee, Cede & Co. The deposit of securities with DTC and their registration in the name of Cede & Co. will not change the beneficial ownership of the securities. DTC has no knowledge of the actual beneficial owners of the securities. DTC's records reflect only the identity of the direct participants to whose accounts the securities are credited, which may or may not be the beneficial owners. The participants are responsible for keeping account of their holdings on behalf of their customers.

        So long as the securities are in book-entry form, you will receive any payments and may transfer securities only through the facilities of the depositary and its direct and indirect participants.

        Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any legal requirements in effect from time to time.

        Redemption notices will be sent to DTC or its nominee. If less than all of the securities of a particular series are being redeemed, DTC will determine the amount of the interest of each direct participant in the securities of such series to be redeemed in accordance with DTC's procedures.

        In any case where a vote may be required with respect to securities, neither DTC nor Cede & Co. will give consents for or vote the global securities. Under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns the consenting or voting rights of Cede & Co. to those direct participants to whose accounts the securities of such series are credited on the record date identified in a listing attached to the omnibus proxy.

        So long as securities are in book-entry form, we will make payments on securities to the depositary or its nominee, as the registered owner of such securities, by wire transfer of immediately available funds. If securities are issued in definitive certificated form under the limited circumstances described below, we will have the option of paying interest by check mailed to the addresses of the persons entitled to payment or by wire transfer to bank accounts in the United States designated in writing to the applicable trustee at least 15 days before the applicable payment date by the persons entitled to payment.

        Principal and interest payments on the securities will be made to Cede & Co., as nominee of DTC. DTC's practice is to credit direct participants' accounts on the relevant payment date unless DTC has reason to believe that it will not receive payment on the payment date. Payments by direct and indirect participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name." Those payments will be the responsibility of participants and not of DTC or us, subject to any legal requirements in effect from time to time. Payment of principal and interest to Cede & Co. is our responsibility, disbursement of payments to direct participants is the responsibility of DTC and disbursement of payments to the beneficial owners is the responsibility of direct and indirect participants.

        Except under the limited circumstances described below, purchasers of securities will not be entitled to have securities registered in their names and will not receive physical delivery of securities. Accordingly, each purchaser of securities must rely on the procedures of DTC and its participants to exercise any rights under the securities and the applicable indenture.

        The laws of some jurisdictions may require that some purchasers of securities take physical delivery of securities in definitive form. Those laws may impair the ability to transfer or pledge beneficial interests in securities.

        DTC is under no obligation to provide its services as depositary for the securities and may discontinue providing its services at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its direct participants or indirect participants under the rules and procedures governing DTC.

        As noted above, each purchaser of securities generally will not receive certificates representing those securities. However, we will prepare and deliver certificates for such securities in exchange for the securities evidenced by the global securities if:

  •
  DTC notifies us that it is unwilling or unable to continue as a depositary for the global security or securities representing such series of securities or if DTC ceases to be a clearing agency registered under the Securities Exchange Act at a time when it is required to be registered and a successor depositary is not appointed within 90 days of the notification to us or of our becoming aware of DTC's ceasing to be so registered, as the case may be;

  •
  we determine, in our sole discretion, not to have such securities represented by one or more global securities; or

  •
  an event of default under the indenture has occurred and is continuing with respect to such series of securities.

        Any interest in a global security that is exchangeable under the circumstances described above will be exchangeable for securities in definitive certificated form registered in the names that the depositary directs. It is expected that these directions will be based upon directions received by the depositary from its participants with respect to ownership of securities evidenced by the global securities.

PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

        The following summary of certain provisions of Maryland law and of our charter and bylaws does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and our charter and bylaws. See "Additional Information."

Board Of Directors

        Our bylaws provide that the number of our directors may be established by our board of directors, but may not be fewer than the minimum number required by the Maryland General Corporation Law nor more than 15. Any vacancy may be filled, at any regular meeting or at any special meeting called for that purpose, by a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum. All directors are elected to hold office until the next annual meeting of our stockholders and until their successors are duly elected and qualify.

Business Combinations

        Under the Maryland General Corporation Law, certain "business combinations" (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns 10% or more of the voting power of the corporation's shares or an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation or an affiliate of such an Interested Stockholder are prohibited for five years after the most recent date on which the 10% or more beneficial owner acquires such status. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder. In approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board. After the five year period, any such business combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (ii) two thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the 10% or more beneficial owner with whom (or with whose affiliate) the business combination is to be effected, unless, among other conditions, the corporation's common stockholders receive "a minimum price" (as defined in the Maryland General Corporation Law) for their shares and the consideration is received in cash or in the same form as previously paid by the 10% or more beneficial owner for its shares. These provisions of the Maryland General Corporation Law do not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the 10% or more beneficial owner acquires such status. Our board of directors has adopted a resolution providing that the "business combination" provisions of the Maryland General Corporation Law shall not apply to us generally and that such resolution is irrevocable unless revocation, in whole or in part, is approved by the holders of a majority of the outstanding shares of common stock, but revocation will not affect any business combination consummated, or any business combination contemplated by any agreement entered into, prior to the revocation. As a result of the foregoing, any person who becomes a 10% or more beneficial owner may be able to enter into business combinations with us that may not be in the best interest of the stockholders, without our compliance with the business combination provisions of the Maryland General Corporation Law.

Control Share Acquisitions

        The Maryland General Corporation Law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror, by officers or by directors who are employees of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-tenth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

        Under Maryland law, a person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any meeting of the stockholders.

        If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a meeting of the stockholders and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

        The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the charter or bylaws of the corporation.

        Our bylaws contain a provision exempting from the control share acquisition statute any acquisition by any person of shares of our stock. Our board of directors has resolved that, subject to Maryland law, this provision may not be amended or repealed without the approval of holders of at least a majority of the outstanding shares of common stock. There can be no assurance, however, that the provision will not be amended or eliminated in the future or that the resolution is enforceable under Maryland law.

Advance Notice Of Director Nominations And New Business

        Our bylaws provide that (i) with respect to an annual meeting of stockholders, nominations of persons for election to our board of directors and the proposal of business to be considered by stockholders may be made only (a) pursuant to our notice of the meeting, (b) by or at the direction of our board of directors or (c) by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in the bylaws and (ii) with respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting of stockholders and nominations of persons for election to our board of directors may be made only (a) pursuant to our notice of the meeting, (b) by or at the direction of our board of directors or (c) provided that our board of directors has determined that directors shall be elected at such meeting, by a stockholder who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in the bylaws.

Amendment To Our Charter Or Bylaws

        As permitted by the Maryland General Corporation Law, our charter provides that it may be amended by the affirmative vote of the holders of a majority of votes entitled to be cast on the matter. The board of directors has the exclusive power to adopt, alter, repeal or amend our bylaws.

        Our charter and bylaws provide that our stockholders may remove any director by a vote of not less than two-thirds of all the votes entitled to be cast on the matter. Our charter and bylaws further provide that our board of directors may fill board vacancies and that any director elected to fill a vacancy may hold office for the remainder of the full term of the class of directors in which the vacancy occurred.

Extraordinary Actions

        As permitted by the Maryland General Corporation Law, our charter provides that our dissolution must be advised by our board of directors approved by the affirmative vote of the holders of not less than a majority of all of the votes entitled to be cast on the matter. See "Description of Capital Stock—Common Stock."

        Under the Maryland General Corporation Law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless advised by the board of directors and approved by the affirmative vote of stockholders holding at least two thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation's charter. Our charter provides for approval of such matters by the affirmative vote of a majority of all of the votes entitled to be cast thereon. Maryland law permits a corporation to transfer all or substantially all of its assets without the approval of the stockholders of the corporation to one or more persons if all of the equity interests of the person or persons are owned, directly or indirectly, by the corporation. Maryland law also does not require approval of the stockholders of a parent corporation to merge or sell all or substantially all of the assets of a subsidiary entity. Because operating assets may be held by a corporation's subsidiaries, as in our situation, this may mean that a subsidiary may be able to merge or to sell all or substantially all of its assets without a vote of the corporation's stockholders.

Stockholder Rights Plan

        We have adopted a stockholder rights plan which provides that one right to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, is attached to each outstanding share of our common stock. The rights have certain anti-takeover effects and are intended to discourage coercive or unfair takeover tactics and to encourage any potential acquiror to negotiate a price fair for all stockholders with our board of directors. The rights are intended to cause substantial dilution to an acquiring party that attempts to acquire us on terms not approved by our board of directors, but the rights will not interfere with any merger or other business combination that is approved by our board of directors.

        The rights are not presently exercisable. The rights, other than those held by the acquiring person, will separate from the common stock and become exercisable upon the earlier of (i) ten days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of our outstanding shares of common stock, or (ii) ten business days (or such later date as our board of directors shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group acquiring beneficial ownership of 15% or more of our common stock.

        Each right entitles the holder to purchase one-hundredth of a share of Series A Junior Participating Preferred Stock for an exercise price that is currently $120 per share. Once the rights become exercisable, any rights held by the acquiring party, and certain related persons, will be void, and all other holders of rights will receive upon exercise of their rights that number of shares of common stock having a market value of two times the exercise price of the right. The rights, which expire on February 10, 2010, may be redeemed at any time prior to the time a party becomes an acquiring person, for $0.01 per right. Until a right is exercised, the holder of that right will have no rights as a stockholder of ours, including, without limitation, the right to vote or receive dividends.

Subtitle 8

        Subtitle 8 of Title 3 of the Maryland General Corporation Law permits a Maryland corporation with a class of equity securities registered under the Securities Exchange Act of 1934 and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:

  •
  a classified board,

  •
  a two-thirds vote requirement for removing a director,

  •
  a requirement that the number of directors be fixed only by vote of the directors,

  •
  a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred, and

  •
  a majority requirement for the calling by stockholders of a special meeting of stockholders.

        Through provisions in our charter and bylaws unrelated to Subtitle 8, we already (a) vest in the board the exclusive power to fix the number of directorships and (b) require, unless called by our chairman of the board, our president, our chief executive officer or the board, the request of holders of a majority of outstanding shares to call a special meeting. We have also elected to be subject to the provisions of Subtitle 8 relating to (a) a two-thirds vote for the removal of any director from the board, and (b) the filling of vacancies on the board.

Anti-Takeover Effect Of Provisions Of Maryland Law, Our Charter And Bylaws And Our Rights Plan

        The possible future application of the business combination control share acquisition and Subtitle 8 provisions of the Maryland General Corporation Law, the amendments to and advance notice provisions of our bylaws and our stockholder rights plan may delay, defer or prevent a transaction or a change in control that might involve a premium price for holders of common stock or for other reasons be desired by them.

FEDERAL INCOME TAX CONSIDERATIONS

        The following summary of material federal income tax considerations regarding an investment in our securities is based on current law, is for general information only and is not tax advice. This summary does not purport to deal with all aspects of taxation that may be relevant to particular investors in light of their personal investment or tax circumstances, or, except to the extent discussed under the headings "Taxation of Tax-Exempt Stockholders" and "Taxation of Foreign Stockholders," to certain types of investors (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the U.S.) that are subject to special treatment under the federal income tax laws. This summary assumes that investors will hold our securities as "capital assets" (generally, property held for investment) under the Internal Revenue Code.

PROSPECTIVE PURCHASERS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF OUR SECURITIES AND OF OUR ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING THE FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Taxation Of Our Company

General

        The REIT provisions of the Internal Revenue Code are highly technical and complex. The following sets forth the material aspects of the provisions of the Internal Revenue Code that govern the federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Internal Revenue Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof, all of which are subject to change and which changes may apply retroactively.

        We intend to operate in a manner that will enable us to satisfy the requirements for taxation as a REIT under the applicable provisions of the Internal Revenue Code. Although we believe that we are organized as and operate in such a manner, we cannot assure you that we qualify or will continue to qualify as a REIT. Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT. If we fail to qualify as a REIT, we will be subject to federal income tax (including any applicable alternative minimum tax) on taxable income at regular corporate rates. In addition, unless entitled to relief under certain statutory provisions, we will be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. The additional tax would significantly reduce the cash flow available for distributions to stockholders. In addition, we would not be obligated to make distributions to stockholders.

        We have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, commencing with our taxable year ended December 31, 1996, and intend to continue to operate in a manner consistent with such election and all rules with which a REIT must comply. We have received from Mayer, Brown, Rowe & Maw LLP its opinion to the effect that, commencing with our taxable year ended December 31, 1996, we were organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code, and that our proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Internal Revenue Code. It must be emphasized that this opinion is based and conditioned upon certain assumptions and representations made by us as to factual matters

(including representations concerning, among other things, our business and properties, the amount of rents attributable to personal property and other items regarding our ability to meet the various requirements for qualification as a REIT). The opinion is expressed as of its date, and Mayer, Brown, Rowe & Maw LLP has undertaken no obligation to advise holders of securities of any subsequent change in the matters stated, represented or assumed or any subsequent change in the applicable law. Moreover, qualification and taxation as a REIT depends upon our having met and continuing to meet, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Internal Revenue Code discussed below, the results of which will not be reviewed by Mayer, Brown, Rowe & Maw LLP. The Mayer, Brown, Rowe & Maw LLP opinion relies, in part, on an opinion issued by Skadden, Arps, Slate & Meagher & Flom LLP, which firm previously served as our tax counsel.

        In any year in which we qualify as a REIT we will not be subject to federal income tax on that portion of our REIT taxable income or capital gain which is distributed to our stockholders. We may, however, be subject to tax at normal corporate rates upon any taxable income or capital gain not distributed. To the extent that we elect to retain and pay income tax on our net long-term capital gain, stockholders are required to include their proportionate share of the undistributed long-term capital gain in income but receive a credit for their share of any taxes paid on such gain by us.

        Notwithstanding our qualification as a REIT, we may also be subject to taxation in other circumstances. If we should fail to satisfy either the 75% or the 95% gross income tests, as discussed below, and nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a 100% tax on the greater of the amount by which we fail to satisfy either the 75% test or the 95% test, multiplied by a fraction intended to reflect our profitability. We will also be subject to a tax of 100% on net income from any "prohibited transaction", as described below, and if we have net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, we will be subject to tax on such income from foreclosure property at the highest corporate rate. We will also be subject to a tax of 100% on the amount of any rents from real property, deductions or excess interest that would be reapportioned under Section 482 of the Internal Revenue Code to "taxable REIT subsidiaries" in order to more clearly reflect income of the taxable REIT subsidiary. A taxable REIT subsidiary is any corporation (or an unincorporated entity that is treated as an association taxable as a corporation under the Internal Revenue Code) for which a joint election has been made by a REIT and such corporation to treat such corporation as a taxable REIT subsidiary with respect to such REIT. See "—Other Tax Considerations—Investments in Taxable REIT Subsidiaries". In addition, if we should fail to distribute during each calendar year at least the sum of:

  (1)
  85% of our REIT ordinary income for such year;

  (2)
  95% of our REIT capital gain net income for such year, other than capital gains we elect to retain and pay tax on as described below; and

  (3)
  any undistributed taxable income from prior years,

we would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. To the extent that we elect to retain and pay income tax on our long-term capital gain, such retained amounts will be treated as having been distributed for purposes of the 4% excise tax.

        A REIT is permitted to designate in a notice mailed to stockholders within 60 days of the end of the taxable year, or in a notice mailed with its annual report for the taxable year, the amount of undistributed net long-term capital gains it received during the taxable year, which its stockholders are to include in their taxable income as long-term capital gains. Thus, if we made this designation, our stockholders would be required to include in their income as long-term capital gains their proportionate share of the undistributed net capital gains as designated by us, and we would have to pay the tax on such gains within 30 days of the close of our taxable year. Each of our stockholders would be deemed to have paid such stockholder's share of the tax paid by us on such gains, which tax would be credited or refunded to the stockholder. A stockholder would increase his tax basis in his shares by the difference between the amount of income to the holder resulting from the designation less the holder's credit or refund for the tax paid by us. Through June 30, 2004 we have never made such a designation. We may also be subject to the corporate "alternative minimum tax", as well as tax in various situations and on some types of transactions not presently contemplated. We will use the calendar year both for federal income tax purposes and for financial reporting purposes.

        In order to qualify as a REIT, we must meet, among others, the following requirements:

Share Ownership Test

        Our shares must be held by a minimum of 100 persons for at least 335 days in each taxable year or a proportionate number of days in any short taxable year. In addition, at all times during the second half of each taxable year, no more than 50% in value of our shares may be owned, directly or indirectly, including via application of constructive ownership rules, by five or fewer individuals, which for this purpose includes certain tax-exempt entities. Any shares held by a qualified domestic pension or other retirement trust will be treated as held directly by its beneficiaries in proportion to their actuarial interest in such trust rather than by such trust. If we comply with the Treasury Regulations for ascertaining our actual ownership and did not know, or exercising reasonable diligence would not have reason to know, that more than 50% in value of our outstanding shares were held, actually or constructively, by five or fewer individuals, then we will be treated as meeting this share ownership requirement.

        To ensure compliance with the 50% share ownership test, we have placed restrictions on the transfer of our shares to prevent concentration of ownership. Moreover, to evidence compliance with these requirements, under the Treasury Regulations we must maintain records which disclose the actual ownership of our outstanding shares and such regulations impose penalties against us for failing to do so. In fulfilling our obligation to maintain records, we must and will demand written statements each year from the record holders of designated percentages of our shares disclosing the actual owners of such shares as prescribed by Treasury Regulations. A list of those persons failing or refusing to comply with such demand must be maintained as a part of our records. A stockholder failing or refusing to comply with our written demand must submit with his or her tax returns a similar statement disclosing the actual ownership of our shares and other information. In addition, our charter provides restrictions regarding the transfer of shares that are intended to assist us in continuing to satisfy the share ownership requirements. We intend to enforce the percentage limitations on ownership of shares of our stock to assure that our qualification as a REIT will not be compromised.

Asset Tests

        At the close of each quarter of our taxable year, we must satisfy tests relating to the nature of our assets determined in accordance with generally accepted accounting principles. Where we invest in the equity of a partnership or limited liability company treated for federal income tax purposes as a partnership or disregarded entity, we will be deemed to own a proportionate share of the partnership's or limited liability company's assets. First, at least 75% of the value of our total assets must be represented by interests in real property, interests in mortgages on real property, shares in other REITs, cash, cash items, and government securities, and qualified temporary investments. Second, although the remaining 25% of our assets generally may be invested without restriction, we are prohibited from owning securities representing more than 10% of either the vote or the value of the outstanding securities of any corporation other than a qualified REIT subsidiary, another REIT or a taxable REIT subsidiary. Further, no more than 20% of the value of our total assets may be represented by securities of one or more taxable REIT subsidiaries and no more than 5% of the value of our total assets may be represented by securities of any non-government issuer other than a taxable REIT subsidiary.

        Notwithstanding the general rule that a REIT is treated as owning its share of the underlying assets of a partnership or limited liability company taxed as a partnership for purposes of the REIT asset tests and gross income tests (described below), if a REIT holds debt securities issued by a partnership or limited liability company treated for federal income tax purposes as a partnership, the debt securities will be subject to (and could cause a violation of) the asset tests, and could result in the loss of REIT status, unless it is a qualifying mortgage asset or satisfies specified rules for "straight debt."

        We currently hold and expect to hold in the future securities of various issuers. While we do not anticipate that our securities holdings would result in a violation of the REIT assets tests, fluctuations in value and other circumstances existing from time to time may increase our risk under the asset tests.

Gross Income Tests

        There are currently two separate percentage tests relating to the sources of our gross income which must be satisfied for each taxable year. For purposes of these tests, where we invest in the equity of a partnership or limited liability company treated for federal income tax purposes as a partnership or disregarded entity, we will be treated as receiving our share of the income and loss of the partnership or limited liability company, and the gross income of the partnership or limited liability company will retain the same character in our hands as it has in the hands of the partnership or limited liability company. The two tests are as follows:

          A.    The 75% Test.    At least 75% of our gross income (excluding gross income from "prohibited transactions") for the taxable year must be "qualifying income". Qualifying income generally includes:

    (1)
    rents from real property, except as modified below;

    (2)
    interest on obligations secured by mortgages on, or interests in, real property;

    (3)
    gains from the sale or other disposition of interests in real property and real estate mortgages, other than gain from property held primarily for sale to customers in the ordinary course of our trade or business ("dealer property");

    (4)
    dividends or other distributions on shares in other REITs, as well as gain from the sale of such shares;

    (5)
    abatements and refunds of real property taxes;

    (6)
    income from the operation, and gain from the sale, of "foreclosure property", which means property acquired at or in lieu of a foreclosure of the mortgage secured by such property;

    (7)
    commitment fees received for agreeing to make loans secured by mortgages on real property or to purchase or lease real property; and

    (8)
    certain qualified temporary investment income attributable to the investment of new capital received by us in exchange for our shares or certain publicly offered debt which income is received or accrued during the one-year period following the receipt of such capital.

    Rents received from a tenant will qualify as rents from real property in satisfying the 75% test or the 95% gross income test described below only if several conditions are met. First, rents received by us will not qualify as rents from real property if we, or an owner of 10% or more of our shares, directly or constructively owns 10% or more of the total number of shares of all classes of stock of a tenant (or, in the case of any tenant which is not a corporation, 10% or more in the assets or net profits of such tenant) or 10% or more of the total value of shares of all classes of stock of a tenant, unless the tenant is a taxable REIT subsidiary of ours and certain other requirements are met with respect to the real property being rented.

    Second, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as rents from real property. The determination of whether an item of property constitutes real property or personal property under the REIT provisions of the Internal Revenue Code is subject to both legal and factual considerations and, as such, is subject to differing interpretations. Our accountants and counsel have advised us with respect to applicable considerations underlying such determination. After consulting with our accountants and counsel and considering such advice, we have reviewed our properties and have determined that rents attributable to personal property do not exceed 15% of the total rent with respect to any particular lease. Due to the specialized nature of our properties, however, there can be no assurance that the Internal Revenue Service will not assert that the rent attributable to personal property with respect to a particular lease is greater than 15% of the total rent with respect to such lease. If the Internal Revenue Service were successful, and the amount of such non- qualifying income, together with other non-qualifying income, exceeds 5% of our taxable income, we may fail to qualify as a REIT.

    An amount received or accrued will not qualify as rents from real property or as interest income for purposes of the 75% and 95% gross income tests if it is based in whole or in part on the income or profits of any person, although an amount received or accrued generally will not be excluded from "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Finally, for rents received to qualify as rents from real property, we generally must not furnish or render services to tenants, other than through a taxable REIT subsidiary, or an "independent contractor" from whom we derive no income, except that we may directly provide services that are "usually or customarily rendered" in connection with the rental of properties for occupancy only, or are not otherwise considered "rendered to the occupant for his convenience". A REIT is permitted to render a de minimis amount of impermissible services to tenants, or in connection with the management of property, and still treat amounts otherwise received with respect to that property as rents from real property. The amount received or accrued by the REIT during the taxable year for the impermissible services with respect to a property may not exceed 1% of all amounts received or accrued by the REIT directly or indirectly from the property. The amount received for any service or management operation for this purpose will be deemed to be not less than 150% of the direct cost of the REIT in furnishing or rendering the service or providing the management or operation function. Furthermore, we may furnish such impermissible services to tenants through a taxable REIT subsidiary and still treat amounts otherwise received with respect to the property as rent from real property.

          B.    The 95% Test.    In addition to deriving 75% of our gross income from the sources listed above, at least 95% of our gross income (excluding gross income from prohibited transactions) for the taxable year must be derived from the above-described qualifying income, or from dividends, interest or gains from the sale or other disposition of stock or other securities that are not dealer property. Dividends, other than on REIT shares, and interest on any obligations not secured by an interest in real property are included for purposes of the 95% test, but not for purposes of the 75% test. In addition, payments to us under an interest rate swap, cap agreement, option, futures contract, forward rate agreement or any similar financial instrument entered into by us to hedge indebtedness incurred or to be incurred, and any gain from the sale or other disposition of these instruments, are treated as qualifying income for purposes of the 95% test, but not for purposes of the 75% test.

        For purposes of determining whether we comply with the 75% and 95% income tests, gross income does not include income from prohibited transactions. A "prohibited transaction" is a sale of property held primarily for sale to customers in the ordinary course of a trade or business, excluding foreclosure property, unless we hold such property for at least four years and other requirements relating to the number of properties sold in a year, their tax bases, and the cost of improvements made to the property are satisfied. See "—Taxation of Alexandria—General".

        Even if we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify as a REIT for such year if we are entitled to relief under certain relief provisions of the Internal Revenue Code. These relief provisions will generally be available if:

          (1)   our failure to comply was due to reasonable cause and not due to willful neglect;

          (2)   we report the nature and amount of each item of our income included in the tests on a schedule attached to our tax return; and

          (3)   any incorrect information on this schedule is not due to fraud with intent to evade tax.

        If these relief provisions apply, however, we will nonetheless be subject to a special tax upon the greater of the amount by which we fail either the 75% or 95% gross income test for that year.

Annual Distribution Requirements

        In order to qualify as a REIT, we are required to make distributions, other than capital gain dividends, to our stockholders each year in an amount at least equal to the sum of 90% of our REIT taxable income, computed without regard to the dividends paid deduction and REIT net capital gain, plus 90% of our net income after tax, if any, from foreclosure property, minus the sum of certain items of excess non-cash income. Such distributions must be made in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to tax on the undistributed amount at regular capital gains or ordinary corporate tax rates, as the case may be. In any year, we may elect to retain, rather than distribute, our net capital gain and pay tax on such gain. If we make this election, our stockholders would include in their income as long-term capital gains their proportionate share of the undistributed net capital gains as designated by us, and we would have to pay the tax on such gains within 30 days of the close of our taxable year. Each of our stockholders would be deemed to have paid such stockholder's share of the tax paid by us on such gains, which tax would be credited or refunded to the stockholder. Each stockholder would increase his tax basis in our shares by the difference between the amount of income to the holder resulting from the designation less the holder's credit or refund for the tax paid by us.

        We intend to make timely distributions sufficient to satisfy the annual distribution requirements. It is possible that we may not have sufficient cash or other liquid assets to meet the 90% distribution requirement, due to timing differences between the actual receipt of income and actual payment of expenses on the one hand, and the inclusion of such income and deduction of such expenses in computing our REIT taxable income on the other hand. To avoid any problem with the 90% distribution requirement, we will closely monitor the relationship between our REIT taxable income and cash flow and, if necessary, intend to borrow funds in order to satisfy the distribution requirement. However, there can be no assurance that such borrowing would be available at such time.

        If we fail to meet the 90% distribution requirement as a result of an adjustment to our tax return by the Internal Revenue Service, we may retroactively cure the failure by paying a "deficiency dividend", plus applicable penalties and interest, within a specified period.

Absence of Earnings and Profits from Non-REIT Years

        In order to qualify as a REIT, we must not have accumulated earnings and profits attributable to any non-REIT years. A REIT has until the close of its first taxable year in which it has non-REIT earnings and profits to distribute any such accumulated earnings and profits. Unless the "deficiency dividend" procedures described above apply and we comply with those procedures, failure to distribute such accumulated earnings and profits would result in our disqualification as a REIT. We believe that we had no accumulated earnings and profits as of December 31, 1995. The determination of accumulated earnings and profits, however, depends upon a number of factual matters related to our activities and operations during our entire corporate existence and is subject to review and challenge by the Internal Revenue Service. There can be no assurance that the Internal Revenue Service will not examine our tax returns for prior years and propose adjustments to increase our taxable income, and as a consequence, earnings and profits. In this regard, the Internal Revenue Service can consider all of our taxable years as open for review for purposes of determining the amount of such earnings and profits.

Tax Aspects of Alexandria's Investments in Partnerships

        A few of our investments are held through partnerships. In general, partnerships are "pass-through" entities that are not subject to federal income tax. Rather, partners are allocated their proportionate share of the items of income, gain, loss, deduction and credit of a partnership and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. We will include our proportionate share of the foregoing partnership items for purposes of the various REIT gross income tests and in our computation of our REIT taxable income and the assets held by each partnership for purposes of the REIT asset tests.

        Our interest in a partnership involves special tax considerations, including the possibility of a challenge by the Internal Revenue Service of the status of a partnership as a partnership, as opposed to an association taxable as a corporation, for federal income tax purposes. If a partnership were to be treated as such an association, the partnership would be taxable as a corporation and therefore subject to an entity-level tax on its income. In such a situation, the character of our assets and items of gross income would change, which may preclude us from satisfying the REIT asset tests and may preclude us from satisfying the REIT gross income tests. See "—Failure to Qualify" below, for a discussion of the effect of our failure to meet such tests. In addition, any change in the status of any partnership indirectly owned by us might be treated as a taxable event, in which case we may incur a tax liability without any related cash distributions.

Failure to Qualify

        If we fail to qualify for taxation as a REIT in any taxable year and relief provisions do not apply, we will be subject to tax, including applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify as a REIT will not be deductible by us, nor generally will they be required to be made under the Internal Revenue Code. In such event, to the extent of current and accumulated earnings and profits, all distributions to our stockholders will be taxable as ordinary income and, subject to limitations in the Internal Revenue Code, corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory provisions, we also will be disqualified from re-electing taxation as a REIT for the four taxable years following the year during which qualification was lost.

Taxation Of Our Stockholders

Taxation of Taxable Domestic Stockholders

        As long as we qualify as a REIT, distributions made to our taxable domestic stockholders out of current or accumulated earnings and profits, and not designated as capital gain dividends, will be taken into account by them as ordinary dividends and will not be eligible for the dividends-received deduction for corporations. Ordinary dividends will be taxable to our domestic stockholders as ordinary income, except that prior to January 1, 2009, such dividends will be taxed at the rate applicable to long-term capital gains to the extent that such dividends are attributable to dividends received by us from non-REIT corporations (such as taxable REIT subsidiaries) or are attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income). We do not expect a significant portion of our ordinary dividends to be eligible for taxation at long-term capital gain rates. Distributions that are designated as capital gain dividends and retained net capital gain will be taxed as long-term capital gains, to the extent they do not exceed our actual net capital gain for the taxable year, without regard to the period for which the stockholder has held its shares. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. In addition, net capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum federal income tax rate to the extent of previously claimed real property depreciation. To the extent that we make distributions in excess of current and accumulated earnings and profits, these distributions are treated first as a return of capital to the stockholder, reducing the tax basis of a stockholder's shares by the amount of such distribution, but not below zero, with distributions in excess of the stockholder's tax basis being taxable as capital gains, if the shares are held as a capital asset. In addition, any dividend declared by us in October, November or December of any year and payable to a stockholder of record on a specific date in any such month may be treated as both paid by us and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by us during January of the following calendar year. Stockholders may not include in their individual income tax returns any of our net operating losses or capital losses. Federal income tax rules may also require that minimum tax adjustments and preferences be apportioned to our stockholders.

        In general, any loss upon a sale or exchange of shares by a stockholder who has held such shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss, to the extent of distributions from us required to be treated by such stockholder as long-term capital gains.

        Gain from the sale or exchange of shares held for more than one year is taxed at a maximum capital gain rate of 15% for individuals for sales or exchanges occurring prior to January 1, 2009 (and 20% for sales and exchanges occurring thereafter). Pursuant to Internal Revenue Service guidance, we may classify portions of our capital gain dividends as gains eligible for the 15% (or 20%) capital gains rate or as unrecaptured Internal Revenue Code Section 1250 gain taxable at a maximum rate of 25%.

        If we elect to retain capital gains rather than distribute them, a U.S. stockholder will be deemed to receive a capital gain dividend equal to the amount of such retained capital gains. Such gains are subject to apportionment among the two rate groups set forth above. In such a case, a stockholder will receive certain tax credits and basis adjustments reflecting the deemed distribution and deemed payment of taxes by the stockholder.

        Our stockholders should consult their tax advisors with respect to taxation of capital gains and capital gain dividends and with regard to state, local and foreign taxes on capital gains and other income.

Backup Withholding

        We will report to our domestic stockholders and to the Internal Revenue Service the amount of distributions paid during each calendar year, and the amount of tax withheld, if any, with respect to the paid distributions. Under the backup withholding rules, a stockholder may be subject to backup withholding at applicable rates on distributions paid unless the stockholder is a corporation or is otherwise specifically exempt from backup withholding and, when required, demonstrates this fact or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and complies with applicable requirements of the backup withholding rules. A stockholder that does not provide us with his correct taxpayer identification number may also be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be credited against the stockholder's income tax liability. In addition, we may be required to withhold a portion of any capital gain distributions made to any stockholders who fail to certify their non-foreign status to us. Currently, the back-up withholding rate is 28%. The rate is scheduled to increase to 31% for taxable years 2011 and thereafter.

Taxation of Tax-Exempt Stockholders

        The Internal Revenue Service has issued a revenue ruling in which it held that amounts distributed by a REIT to a tax-exempt employees' pension trust do not constitute unrelated business taxable income. Subject to the discussion below regarding a "pension-held REIT", based upon the ruling, the analysis in the ruling and the statutory framework of the Internal Revenue Code, distributions by us to a stockholder that is a tax-exempt entity should also not constitute unrelated business taxable income, provided that the tax-exempt entity has not financed the acquisition of its shares with "acquisition indebtedness" (within the meaning of the Internal Revenue Code), and that the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity, and consistent with our present intent, that we do not hold a residual interest in a real estate mortgage investment conduit.

        However, if any pension or other retirement trust that qualifies under Section 401(a) of the Internal Revenue Code holds more than 10% by value of the interests in a "pension-held REIT" at any time during a taxable year, a portion of the dividends paid to the qualified pension trust by such REIT may constitute unrelated business taxable income. For these purposes, a "pension-held REIT" is defined as a REIT that would not have qualified as a REIT but for the provisions of the Internal Revenue Code which look through such a qualified pension trust in determining ownership of stock of the REIT and at least one qualified pension trust holds more than 25% by value of the interests of such REIT or one or more qualified pension trusts, each owning more than a 10% interest by value in the REIT, hold in the aggregate more than 50% by value of the interests in such REIT. We do not believe that we are and we do not expect to become a pension-held REIT.

Taxation of Foreign Stockholders

        We will qualify as a "domestically controlled REIT" so long as less than 50% in value of our shares are held by foreign persons, for example, nonresident aliens and foreign corporations, partnerships, trusts and estates. It is currently anticipated that we will qualify as a domestically controlled REIT. Under these circumstances, gain from the sale of the shares by a foreign person in a taxable year should not be subject to U.S. taxation, unless such gain is effectively connected with such person's U.S. business or, in the case of an individual foreign person, such person is present within the U.S. for more than 182 days in such taxable year.

        Distributions of cash generated by our real estate operations, but not by our sale or exchange of our properties, that are paid to foreign persons generally will be subject to U.S. withholding tax at a rate of 30%, unless an applicable tax treaty reduces that tax and the foreign stockholder files the required form with us evidencing such lower rate or unless the foreign stockholder files an Internal

Revenue Service Form W-8ECI with us claiming that the distribution is "effectively connected" income. Under applicable Treasury Regulations, foreign stockholders generally have to provide the Internal Revenue Service Form W-8ECI beginning January 1, 2000 and every three years thereafter unless the information on the form changes before that date.

        Distributions of proceeds attributable to the sale or exchange by us of U.S. real property interests are subject to income and withholding taxes pursuant to the Foreign Investment in Real Property Tax Act of 1980, and may be subject to branch profits tax in the hands of a stockholder which is a foreign corporation if it is not entitled to treaty relief or exemption. We are required by applicable Treasury Regulations to withhold 35% of any distribution to a foreign person that could be designated by us as a capital gain dividend. Any amount so withheld is creditable against the foreign stockholder's Foreign Investment in Real Property Tax Act tax liability.

        The federal income taxation of foreign persons is a highly complex matter that may be affected by many other considerations. Accordingly, any foreign investors should consult their own tax advisors regarding the income and withholding tax considerations with respect to their investment in us.

Recent Tax Legislation

        On May 28, 2003, the President signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003. This new tax law reduces the maximum individual tax rate for long-term capital gains generally from 20% to 15% and for dividends generally from 38.6% to 15% for tax years through 2008. Because we are not generally subject to federal income tax on the portion of our REIT taxable income or capital gains distributed to our stockholders, our dividends generally are not eligible for the new 15% tax rate on dividends. As a result, our ordinary REIT dividends continue to be taxed at the higher tax rates applicable to ordinary income. However, the 15% tax rate for long-term capital gains and dividends generally applies to:

    (1)
    your long-term capital gains, if any, recognized on the disposition of our shares;

    (2)
    our distributions designated as long-term capital gain dividends (except to the extent attributable to real estate depreciation, in which case such distributions continue to be subject to a 25% tax rate);

    (3)
    our dividends attributable to dividends received by us from non-REIT corporations, such as taxable REIT subsidiaries; and

    (4)
    our dividends to the extent attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income).

        Without future congressional action, the maximum tax rate on long-term capital gains will return to 20% in 2009, and the maximum rate on dividends will move to 35% in 2009 and 39.6% in 2011.

Other Tax Considerations

Investments in Taxable REIT Subsidiaries

        Taxable REIT subsidiaries are subject to full corporate level taxation on their earnings, but are permitted to engage in certain types of activities which cannot be performed directly by REITs without jeopardizing their REIT status. Taxable REIT subsidiaries are subject to limitations on the deductibility of payments made to the associated REIT which could materially increase the taxable income of the taxable REIT subsidiary and are subject to prohibited transaction taxes on certain other payments made to the associated REIT. Under the taxable REIT subsidiary provisions, we and any taxable entity in which we own an interest are allowed to jointly elect to treat such entity as a "taxable REIT subsidiary".

Possible Legislative or Other Actions Affecting Tax Consequences

        Prospective stockholders should recognize that the present federal income tax treatment of an investment in us may be modified by legislative, judicial or administrative action at any time and that any such action may affect investments and commitments previously made. The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process, the Internal Revenue Service and the Treasury, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in federal tax laws and interpretations of these laws could adversely affect the tax consequences of your investment.

State and Local Taxes

        We and our stockholders may be subject to state or local taxation in various jurisdictions, including those in which we or they transact business or reside. The state and local tax treatment of us and our stockholders may not conform to the federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effects of state and local tax laws on an investment in the offered securities.

PLAN OF DISTRIBUTION

        We may sell the securities to one or more underwriters for public offering and sale by them or to investors directly or through agents, which agents may be affiliated with us. Underwriters or agents involved in the offer and sale of the securities will be named in the applicable prospectus supplement.

        Sales of securities offered pursuant to any applicable prospectus supplement may be effected from time to time in one or more transactions at a fixed price or at prices that may be changed, at prices related to the prevailing market prices at the time of sale, or at negotiated prices. We also may, from time to time, authorize underwriters acting as our agents to offer and sell the securities upon terms and conditions set forth in the applicable prospectus supplement. In connection with the sale of securities, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of securities for whom they may act as agent. Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

        Any underwriting compensation paid by us to underwriters or agents in connection with the offering of securities, and any discounts, concessions or commissions initially allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Any such initial compensation, discounts, concessions or commissions may subsequently be changed as provided in the applicable prospectus supplement. Dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the securities Act. Any such indemnification agreements will be described in the applicable prospectus supplement.

        Unless otherwise specified in the applicable prospectus supplement, each series of securities, other than the common stock which is listed on the New York Stock Exchange, will be a new issue with no established trading market. We may elect to list any series of preferred stock or warrants on a securities exchange, but are not obligated to do so. It is possible that one or more underwriters may make a market in a series of securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any of the securities.

        If so indicated in the applicable prospectus supplement, we may authorize dealers acting as our agents to solicit offers by certain institutions to purchase securities from us at the public offering price set forth in such prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in such prospectus supplement. Each delivery contract will be for an amount not less than, and the aggregate principal amount of securities sold pursuant to delivery contracts shall be not less nor more than, the respective amounts stated in the applicable prospectus supplement. Institutions with whom delivery contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to our approval. Delivery contracts will not be subject to any conditions except that (i) the purchase by an institution of the securities covered by its delivery contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the securities are being sold to underwriters, we shall have sold to such underwriters the total amount of the securities less the amount thereof covered by the delivery contracts.

        Certain of the underwriters and their affiliates may be customers of, engage in transactions with or perform services for, us in the ordinary course of business.

LEGAL MATTERS

        Certain legal matters will be passed upon for us by Mayer, Brown, Rowe & Maw LLP, Los Angeles, California. The validity of the securities will be passed on for us by Venable LLP, Baltimore, Maryland.

EXPERTS

        The consolidated financial statements and schedule of Alexandria Real Estate Equities, Inc. appearing in Alexandria Real Estate Equities, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 2003, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

1,200,000 Shares

Alexandria Real Estate Equities, Inc.

Common Stock

PROSPECTUS SUPPLEMENT
September 20, 2005

A.G. Edwards

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FORWARD-LOOKING STATEMENTS
SUMMARY
Alexandria Real Estate Equities, Inc.
Recent Developments
ALEXANDRIA REAL ESTATE EQUITIES, INC.
PROPERTIES
USE OF PROCEEDS
CAPITALIZATION
SELECTED FINANCIAL DATA
FEDERAL INCOME TAX CONSIDERATIONS
UNDERWRITING
LEGAL MATTERS
EXPERTS

ADDITIONAL INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
ALEXANDRIA REAL ESTATE EQUITIES, INC.
RISK FACTORS
USE OF PROCEEDS
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
DESCRIPTION OF CAPITAL STOCK
WARRANTS
DESCRIPTION OF DEBT SECURITIES
GLOBAL SECURITIES
PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS
FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS